SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESTATEMENT OF NOTICE AND MANAGEMENT PROPOSAL OF THE 165th EGM

On June 23 and 22, 2016, after the timely disclosure of the Notice and Management Proposal for the 165th EGM in accordance with section II of Article 124 of Law 6,404/1976, of December 15, 1976, as amended ("law Corporation") and Article 8 of CVM Instruction 559, of March 27, 2015, were published in the Official Gazette, the Provisional Measure No. 735, of June 22, 2016, and law No. 13,299, of June 21, 2016, partially sanctioning the Conversion draft law number 11/2016 of Provisional Measure number 706/2015 ("PLC 11/2016"), bringing effect to the decisions concerning the extension of the distribution concession contracts.

The Notice and Management Proposal for the 165th EGM were released on June 21, 2016, by Eletrobras, containing the opinion of the company administration,  to the full sanction of the PLC 11/2016, as regards the amendments that were being proposals for items IX, X and XI of article 13 of Law 10,438 / 2002, was an important factor for economic and financial sustainability of concessions of the  distribution companies Boa Vista Energia S.A. ("Boa Vista") and Amazonas Distribuidora de Energia SA ("Amazonas Energia"). It happens that, through Law No. 13,299/2016, there was a partial sanction of PLC 11/2016, having been vetoed the wording for item X of article 13 of Law No. 10,438, of April 26, 2002, which creates effects the evaluation of scenarios of Amazonas Energia and Boa Vista.

The wording of item IX of Article 13 of Law No. 10,438, of April 26, 2002, was approved by Law 13,299/2016 and authorized the reimbursement by CDE, of proven expenditure with fuels, contracted until April 30, 2016, and not reimbursed by demands for economic and energy efficiency, including monetary adjustments.

The Provisional Measure No. 735/2016 also included new wording for §1ª-A of Article 8 of Law 12,783/2013, establishing the possibility of transfer of shareholding control of distribution companies, subsidiaries of Eletrobras, which does not have an extension of their concessions approved, coupled with the new bid to be made by the Granting Authority, which matter valuable alternative to the concessions are not renewed, since the Company may not have to spend upfront costs relating to the winding up process of these distribution companies. However, we point out that although the transfer of shareholding control of the disribution companies, in these terms, will be a faculty of the Grantor.

In addition, the Provisional Measure No. 735/2016 included new wording for § 5 of article 11 of Law 12,783/2013 to provide, in the case of concessions are extended, the possibility of the Grantor, under future competitive bidding process, transfer of shareholding control, stablished in the bidding documents the signing of an amendment in order to move temporally the obligations of the concession contract, so that they are compatible with the date of assumption of the legal entity by the new controller, which can increase the interest in the future privatization of the distribution companies which have their concessions renewed.

On June 28, 2016, through Official Letter 275/2016-SGM-MME, the Ministry of Mines and Energy, appointed Mr. Vicente Falconi Campos, Mr. Wilson Ferreira Junior and Mr. Rodrigo Pereira de Mello, as candidates to be elected by the controlling shareholder to fill the vacancies in Board of Directors, at 165th EGM. Mr. Vicente Falconi Campos, when elected, will replace Mr. Wagner Bittencourt de Oliveira, chairman of the Board of Directors and Mr. Wilson Ferreira Junior, when elected, will replace Mr. José da Costa Carvalho Neto, in Chief Executive Officer of Eletrobras.

Finally, on June 28, 2016, the Company received the Letter BM&F Bovespa 2656-SAE/GAE-1 requesting restatement of the management proposal to the 165th EGM, until June 29, 2016, for clarifying the conditions of the preemptive right of shareholders of Eletrobras, according to article 253 of Law 6,404/76, if the capital contribution by the Federal Government is approved directly into the distributors and subsidiaries of Eletrobras.

Given the brief summary above, the Company's management assessed that should restate the management propos and the notice of the 165th EGM, in the following aspects in particular:

• Inclusion of reimbursement by CDE proven expenses with fuel not reimbursed by demand for economic and energy efficiency, including monetary restatement, contracted until April 30, 2016;

• Removing the premise of settlement of the of the remaining balances of debt acknowledgment contracts, after settlement of accounts between the balance of the CCC/CDE receivable and debts with suppliers;

• Due to the previous, the scenarios previously called "PLC 11/2016" in the Management Proposal and its annexes published on June 21, 2016, become effective with assumptions and results changed by Law 13,299/2016;

• Partial Amendment of Financial Economic Assessment Report of the Distribution Companies, prepared by Deloitte (Annex 03), with respect Amazonas Energia and Boa Vista, which is effective as amended in Annex 03-A, which reflects the impacts the changes of Law 13,299/2016;

• Partial Change in Technical Notes and Resolutions of the Distribution companies Amazonas Energia and Boa Vista as Annexes 6a and 7a, and the Distribution Officer (Annex 8a);
• Inclusion on the agenda of the Notice for evaluation of the shareholders of alternative of transfer of shareholding control of the distribution companies, subsidiaries of Eletrobras, which does not have an extension of their concessions approved, associated with the new bid to be made by the Granting Authority, in terms of Provisional Measure No. 735/2016;

• Amendment of Item 2 of the agenda and also Chapter 2.1.10 in order to meet the Official Letter of the BM&F Bovespa 2656/2016-SAE/GAE-1;

• Changing the legal opinion; and

• Change of the Management Conclusion as a result of the above changes;

• Modification of documents that constitute Annex 11; and

• Changing Annex 13 - Information relating to the candidates for the Board of Directors appointed by the controlling shareholder, as new appointments presented by the controlling shareholder.

To facilitate reading by the shareholders and the market in general, in relation to that modified management proposal and Notice of the 165th EGM, published on January 21, 2016, all changes are highlighted in yellow.

Finally, we clarify that the 165th Extraordinary General Meeting will be held for the day July 22, 2016, at 14 hours, since the deadline for signing the addenda concerning the extension of distribution concessions, if approved by the 165th Extraordinary General Meeting will end on July 26, 2016. in addition, there was the timely convening of the 165th Extraordinary General Meeting on June 21, 2016, as item II of article 124 of Law 6,404/1976 of 15 December 1976, as amended ("Law of Corporations") and Article 8 of CVM Instruction 559, of March 27, 2015.

Brasilia, June 29, 2016.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

INDEX

INVITE		6
CALL TO CONVENE - RESTATEMENT		8
	MANAGEMENT PROPOSAL FOR THE 165th EXTRAORDINARY GENERAL MEETING -
RESTATEMENT		11
1.	Procedures inherent to the Extraordinary General Meeting hereby convened	11
1.1. Establishment of the Extraordinary General Meeting		11
1.2. Qualification and Participation in the Extraordinary General Assembly		11
1.3. Representation at the Extraordinary General Meeting		12
2.	Topics for discussion at the Extraordinary General Assembly hereby convened	13
	2.1. Extension of the terms of the Concession Contracts of the Distribution Companies:	13
	2.1.1. Draft of the Additive Term:	15
	2.1.2. Efficiency in the Delivery of the Public Utility Service: Clause Two and Annex II of the Additive Term	15
	2.1.3 Efficiency in Economic and Financial Management: Annex III of the Additive Term	20
	2.1.4 Tariffs Applicable to Service Delivery: Clause Six of the Additive Term	25
	2.1.5 Corporate Governance, Transparency and Conditions for Extension of
	Concession: Clauses Eight and Eighteen of the Additive Term	25
	2.1.6 Additional Considerations	27
	2.1.7 Scenario of Non Extension of the Concession Contract	27
	2.1.8 Scenario of Extension of Concession:	29

	2.1.9. Risks Involved in the Extension of the Concession of the Distribution Companies:	30
	2.1.10. Right of Preference: Item 2 of the Agenda	32
	2.1.11. Management Conclusion	32
2.2. Composition of Eletrobras Board of Directors:		37
ANNEXES - List of documents available to shareholders		39
1.	Law 13,299 of June 21, 2016 and Provisional Measure 735 of June 22, 2016;	39
2.	Ordinance number 8,461, of June 02, 2015;	39
3.	Deloitte Assessment Report of June 10, 2016;	39
3.A. Amendment Deloitte Assessment Report of June 10, 2016		39
4.	Draft of the Additive Term to the Distribution Concession Contract;	39
5.	ANEEL Technical Notes numbers 335/2015, 175/2015 and 037/2016-SRD;	39
6.	Technical Notes prepared by the Distribution Companies;	39
6.A Amendment Technical Notes Distribution of Amazonas Energia and Boa Vista		39
7.	Decision for Approval of Extension of Concession by Distribution Companies;	39
7.A New decision for Approval of Extension of Concession by Amazonas Energia and Boa Vista Energia		39

8.	Technical Note by the Distribution Department of Eletrobras - number DD 003/2016;	39
8.A. Technical Note by the Distribution Department of Eletrobras – number DD 004/2016;		39
9.	Memorandum PGG number 114/2016 – Analysis of Governance Issues;	39
10.	Technical Note of the Eletrobras Work Group 086/2016 06.13.2016	39
11.	Analyses of article 8 of CVM Instruction 481/2009 for each Distribution Company;	39
12.	Opinion Statement of the Eletrobras Legal Superintendence;	39
13.	Important information related to the candidates to the Board of Directors appointed by the controlling shareholders;	39
14.	Scenarios for election of members to the Company Board of Directors	39
Scenarios for election of members to the Company Board of Directors		47

INVITE

Date: July 22, 2016.

Time (Brasília): 2 p.m.

Venue: Company Office, Setor Comercial Norte, Quadra 04, Block “B”, number 100, Room 203 of Building Centro Empresarial VARIG – Brasília – DF.

Event: Extraordinary General Meeting.

Topics to be deliberated:

1.    Approve the transfer, by late 2017, of shareholding control of Distribution Companies, subsidiaries of Eletrobras, whose extension of concession terms are approved, in the terms of items 3 to 8 below, addressed the terms and steps established in Law  9,491, of September 9, 1997 and its regulation and Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations");

2.    Approve that immediate steps be taken to subscription and payment, in national currency, until the end of 2016, of capital increase in distributors that have an extension of their concessions agreed, pursuant to items 3 to 8 of the agenda, directly by the controlling shareholder Federal Government by assignment of preemptive rights by Eletrobras, observed the law of Corporations, especially Article 253, and Decree 1,091/1994, the total amount needed to meet the goals required by ANEEL up to transfer of shareholding control of its Distributor and also for full settlement in 2016, the debts of distributors of ordinary funds (RO) with Eletrobras, in the amount minimum of R$ 8 billion;

3.    To extend the concession of the subsidiary Companhia Energetica do Piaui - CEPISA, ANEEL 004/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;

4.    To extend the concession of the subsidiary Companhia Energetica de Alagoas - CEAL, ANEEL 007/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;

5.    To extend the concession of the subsidiary Companhia de Eletriciade do Acre - ELETROACRE, ANEEL 006/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;

6.    To extend the concession of the subsidiary Centrais Elétricas de Rondônia S.A – CERON, ANEEL number 005/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above and equating the over-contracting electric energy of the mentioned Distribution Company, over 5%, due to the sharp reduction in consumer market of that Distribution Company, whose mitigation is being sought, through the Association Brazilian Electricity Distributors (ABRADEE) with the Ministry of Mines and Energy;

7.    To extend the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above;

8.    To extend the concession of the subsidiary Amazonas Distribution Company de Energia S.A ANEEL No. 020/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above; and the addressing the application of the consequences of Ratifying Resolution ANEEL n ° 2005/2015 of December 15, 2015, and Ordinance No. 314 of February 2, 2016, issued by the ANEEL General Director, related to the fuel consumption Account coverage (CCC) in the costs of that Distributor to the Purchase and Sale Agreement Natural Gas No. OC-1902/2006, signed on June 1, 2006;

9.    To approve, respecting the Law of Corporations, the transfer of shareholding control, until December 31, 2017, of the distribution companies that do not have an extension of their concessions agreed as items 3 to 8 of the agenda above under §1ª-A of Article 8 of law 12.783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016, provided that, before the transfer of the distribution company for the new controller, the distribution company receives directly the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of the mentioned distribution companies, maintaining the economic and financial balance of the Distribution company without any injection of funds, in any way, by Eletrobras

10.  To approve the return of the distribution concessions and the adoption of winding up provisions of the above mentioned distribution companies (i) which do not have an extension of their concessions approved, in the exact terms of items 3-8 of the agenda above, and (ii) did not have its respective transfer of control approved in exact accordance with item 9 of the agenda above;

11.  If approved the transfer of the shareholding control of the distribution company under item 9 of the agenda, approved to be returned at any time, its concession of distribution and the provision of its Winding up process are adopted, the following assumptions: (i) the transfer of shareholding control mentioned in item 9 of the agenda above is not held until December 31, 2017; or (ii) the distribution company does not receive directly by the Federal Government or through tariff, until its transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of its distribution, keeping the economic and financial balance of the Distribution company, without any injection of funds, in any way, by Eletrobras, as provided for in item 9 of the agenda above;

12.  Due to the resignation of the member of the Board, elected by cumulative voting system, to elect members of the Board of Directors and appoint among the elected members, its President.

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILAWRAS S.A. - ELETROBRAS

(Listed company)

CNPJ. number 00001180/0001-26

CALL TO CONVENE - RESTATEMENT

165th Extraordinary General Meeting

The Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras are hereby convened to meet at the Company offices, in Brasília, Setor Comercial Norte, Quadra 04, Block “B”, number 100, Room 203, in Building Centro Empresarial VARIG – Brasília – DF, on July 22, 2016, at 2 p.m., for an Extraordinary General Meeting, to deliberate on the following Agenda:

1.    Approve the transfer, by late 2017, of shareholding control of Distribution Companies, subsidiaries of Eletrobras, whose extension of concession terms are approved, in the terms of items 3 to 8 below, addressed the terms and steps established in Law  9,491, of September 9, 1997 and its regulation and Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations");

2.    Approve that immediate steps be taken to subscription and payment, in national currency, until the end of 2016, of capital increase in distributors that have an extension of their concessions agreed, pursuant to items 3 to 8 of the agenda, directly by the controlling shareholder Federal Government by assignment of preemptive rights by Eletrobras, observed the law of Corporations, especially Article 253, and Decree 1,091/1994, the total amount needed to meet the goals required by ANEEL up to transfer of shareholding control of its Distributor and also for full settlement in 2016, the debts of distributors of ordinary funds (RO) with Eletrobras, in the amount minimum of R$ 8 billion;

3.    To extend the concession of the subsidiary Companhia Energetica do Piaui - CEPISA, ANEEL 004/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;

4.    To extend the concession of the subsidiary Companhia Energetica de Alagoas - CEAL, ANEEL 007/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;

5.    To extend the concession of the subsidiary Companhia de Eletriciade do Acre - ELETROACRE, ANEEL 006/2001 number, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL subject to the approval of items 1 and 2 of the agenda above;

6.    To extend the concession of the subsidiary Centrais Elétricas de Rondônia S.A - CERON ANEEL number 005/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015 , Provisional Measure No. 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above and equating the over-contracting electric energy of the mentioned Distribution Company, over 5%, due to the sharp reduction in consumer market of that Distribution Company, whose mitigation is being sought, through the Association Brazilian Electricity Distributors (ABRADEE) with the Ministry of Mines and Energy;

7.    To extend the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28 2015, MME Ordinance without number of December 28, 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above;

8.    To extend the concession of the subsidiary Amazonas Distribution Company de Energia S.A ANEEL No. 020/2001, under Decree number 8,461 of June 2, 2015, Ordinance no. 3,540 of October 20, 2015 by the National Electric Energy Agency,  Provisional Measure no. 706/2015 of December 28, 2015, MME Ordinance without number of December 28 2015 and of the contractual instrument draft released by ANEEL, subject to the approval of items 1 and 2 of the agenda above; and the addressing the application of the consequences of Ratifying Resolution ANEEL n ° 2005/2015 of December 15, 2015, and Ordinance No. 314 of February 2, 2016, issued by the ANEEL General Director, related to the fuel consumption Account coverage (CCC) in the costs of that Distributor to the Purchase and Sale Agreement Natural Gas No. OC-1902/2006, signed on June 1, 2006;

9.    To approve, respected the Law of Corporations, the transfer of shareholding control, until December 31, 2017, of the distribution companies that do not have an extension of their concessions agreed as items 3 to 8 of the agenda above under §1ª-A of Article 8 of law 12.783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016, provided that, before the transfer of the distribution company for the new controller, the distribution company receives directly the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of the mentioned distribution companies, maintaining the economic and financial balance of the Distribution company without any injection of funds, in any way, by Eletrobras

10.  To approve the return of the distribution concessions and the adoption of winding up provisions of the above mentioned distribution companies (i) which do not have an extension of their concessions approved, in the exact terms of items 3-8 of the agenda above, and (ii) did not have its respective transfer of control approved in exact accordance with item 9 of the agenda above

11.  If approved the transfer of the shareholding control of the distribution company under item 9 of the agenda, approved to be returned at any time, its concession of distribution and the provision of its Winding up process are adopted, the following assumptions: (i) the transfer of shareholding control mentioned in item 9 of the agenda above is not held until December 31, 2017; or (ii) the distribution company does not receive directly by the Federal Government or through tariff, until its transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of its distribution, keeping the economic and financial balance of the Distribution company, without any injection of funds, in any way, by Eletrobras, as provided for in item 9 of the agenda above;

12.  Due to the resignation of the member of the Board, elected by cumulative voting system, to elect members of the Board of Directors and appoint among the elected members, its President.

Under paragraph one of Article 126 of Federal Law No. 6,404/1976, as amended ("Law of Business Corporations"), and the decision of Board of Directors of the Brazilian’s Securities and Exchange Commission (CVM) in the CVM process No. RJ 2014/3578, on November 4, 2014, the shareholder may be represented at the Extraordinary Shareholders’ Meeting: (i) if an individual, by proxy appointed less than 1 (one) year before (who is a shareholder, administrator of the Company or attorney duly registered in the Bar Association of Brazil); (ii) if a legal entity, by its legal representatives or by proxy appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by proxy appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

The Shareholder or legal representative, aiming to ensure admission in the Meeting (Article 5, caput, of CVM Instruction No. 481 of 12/17/2009), shall submit the following documents:

• Official identity document with photo;

• Certified copy of the updated articles of incorporation (bylaws or social contract) in the case of a legal entity;

• Original or certified copy of power of attorney granted by shareholders; and

• Original copy of the shareholding position statement provided by the depositary or custodian, identifying the shareholder.

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, the evidentiary documents of the shareholder status and representation should be delivered up to seventy-two (72) hours prior to the Extraordinary General Meeting hereby called,to the Department of Investor Relations (DFR), Market Information Division (DFRM), at Avenida Presidente Vargas, no. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, between 8 AM and 12 PM or between 2 PM and 5 PM. However, all shareholders showing up with the documents necessary for participation in the conclave will be admitted to the Extraordinary Shareholders’ Meeting hereby called.

Pursuant to the dispositions of article 141 of the Law of Business Corporations and articles 1 and 3 of CVM Instruction no. 165, of December 11, 1991, as amended, Shareholders representing a minimum of 5% (five per cent) of the Company equity capital with voting rights may require the adoption of multiple vote for the election of members of the Company Management Council, as long as addressed the legal advance term of 48 (forty-eight) hours from the date of the Extraordinary General Assembly hereby convened.

Decisions shall be made at the Extraordinary Shareholders’ Meeting hereby called by majority vote, the vote of each shareholder being in proportion to their shareholding interest in the Company's share capital.

The Company further clarifies that, in addressing the disposition of article 11 of CVM Instruction no. 561, of 7 April 2015, as amended by CVM Instruction no. 570, of November 18, 2015, in the use of the option provided for in that legislation will not provide, for the General Meeting hereby called, online voting system.

All the relevant documents pertaining the matter that will be discussed at the Extraordinary Shareholders’ Meeting are available to shareholders at the Investor Relations Department (DFR), Market Information Division (DFRM), at Presidente Vargas Avenue, no. 409 – 9th floor, in the city of Rio de Janeiro, RJ, and on the websites of the Company (http://www.eletrobras.com/elb/age/main.asp?langid=en), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br), under Article 135, Paragraph 3 of the Law of Business Corporations and CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481").

Brasília, June 29, 2016.

Wagner Bittencourt de Oliveira

President of the Board of Directors

MANAGEMENT PROPOSAL FOR THE 165th EXTRAORDINARY GENERAL MEETING - RESTATEMENT

1.  Procedures inherent to the Extraordinary General Meeting hereby convened

In order to facilitate understanding and attendance by Shareholders in the Extraordinary General Assembly hereby convened, below a list is provided by the Company of information relevant to the procedures for establishment, attendance and execution of this meeting.

1.1. Establishment of the Extraordinary General Meeting

In the terms of article 125 of the Law of Business Corporations, in order to establish the Extraordinary General Assembly on first call, attendance by shareholders and/or their legal representatives, duly qualified, representing a minimum of 25% (twenty-five per cent) of the Company equity capital with right to vote is required.

If this percentage is not achieved, a new Assembly must be convened with a minimum advance of 08 (eight) days, after which the Extraordinary General Meeting is established with the attendance of any number of shareholders.

1.2. Qualification and Participation in the Extraordinary General Assembly

In order to participate in the Extraordinary General Assembly hereby convened, Shareholders must provide evidence of their status of holders of shares by providing the following documents:

(a) statement issued by the depository financial institution of their entry shares with an indication of the respective shareholding interest, dated from, at most, 02 (two) days prior to the date of the Extraordinary General Meeting;

(b) power of proxy instrument, original or notarized copy, issued and regularized in the form of the Law, in the event of representing shareholder;

(c) for individuals, original or notarized copy of identity document, legally recognized as such, with a recent picture and valid in the national territory, within the tenure, when applicable;

(d) for business entities, up to date copy of the articles of incorporation and of the act conferring upon the bearer powers of proxy to represent the shareholder in the scope of the Extraordinary General Assembly;

For the purposes set out in item (d), the Company shall accept (i) articles of incorporation or by-laws, on certificate issued by the respective registrar, simple copy of the original, as long as shown together with the original document issued by the registrar or a notarized copy thereof, verifying the register of the document or notarized copy of the act registered; and (ii) specifically in connection with the act that confers the representative with powers to vote on behalf of the business entity shareholder, in the event the document is a private instrument of mandate, it must contained notarized recognition of the signature of the granting person, entity or their representatives, as the case may be. If this act corresponds to a meeting of the Board of Directors, the shareholder must provide in advance evidence of the registration and publication of the act at the competent registry.

For business entities with representatives not appointed in the articles of incorporation/by-laws or with a procedure for separate appointment, shareholders must prove the appointment is valid by providing evidence of registration of the act at the competent registry.

For investment funds, representatives must provide evidence of their status as a fund manager or holder of power of proxies duly appointed by that entity, in the form of the applicable legislation.

For foreigners business entities, the documentation of testing to the powers of proxy must undergo the processes of consularizing and notarizing1. Documents drafted in other languages, in the terms of the Law of Introduction to the Standards of Brazilian Law (Decree-Law no. 4,657, of September 4, 1942, as amended), accepted by presentation of legal translations.

As described in the sole paragraph of article 43 of the Company Bylaws, documents evidencing the status of shareholder of the air representatives must be delivered in up to 72 (seventy-two) hours before the Extraordinary General Assembly hereby convened takes place, at the Department of Investor Relations - DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, no. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, between 8 AM and 12 AM and 2 p.m. and 5 p.m. on weekdays.

1.3. Representation at the Extraordinary General Meeting

In the terms of paragraph 1 of article 126 of the Law of Business Corporations and the decision of the Honorable Collegiate of CVM in process CVM RJ-2014/3578, published on November 4, 2014, shareholders may be represented at the general assembly: (i) if individual, by proxy holder with powers established less than 1 (one) year before (that is shareholder, Company manager or lawyer duly registered at the Brazilian Order of Lawyers), (ii) if business entity, by its legal representatives or by holder of proxy appointed in compliance with the company’s articles of incorporation and the Brazilian Civil Code, (iii) if investment fund, by its manager and/or administrator or, yet, by holder of proxy appointed in compliance with the company’s articles of incorporation and the Brazilian Civil Code.

The Company further clarifies that, in addressing the disposition of article 11 of CVM Instruction no. 561, of April 7, 2015, as amended by CVM Instruction no. 570, of November 18, 2015, and in deploying the authority defined in said device, the distance vote mechanism will not be made available for the General Assembly hereby convened.

The Company also advises shareholders that, considering the dispositions contained in the Notice to the Market published on April 27, 2015, and considering that, up to the current date, there has been no payment of dividends to shareholders holders of preferential shares as established in the articles of incorporation, shareholders holders of preferential shares of the company will be entitled to vote in this Extraordinary General Assembly, in the terms of the dispositions of paragraph one of article 111 of the Law of Business Corporations, addressed all the other formalities established in the Law of Business Corporations, in the Company Bylaws, in any and all regulation applicable and in this Management Proposal.

 1In the terms of the Convention on Elimination of Requirement for Legalization of Foreign Public Documents, signed on October 5, 1961, and enacted by Decree no. 8,660, of January 29, 2016, consularizing foreign documents issued in countries signatory to said convention is waived as long as all the conventions terms and conditions are adequately addressed.

2.  Topics for discussion at the Extraordinary General Assembly hereby convened

2.1. Extension of the terms of the Concession Contracts of the Distribution Companies:

Items 1 to 9 on the Agenda of the 165th EGM

The expiry date for the concession contracts for subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribution Company de Energia S.A. (herein henceforth “Distribution Companies”) was July 07, 2015. However, through Provisional Measure no. 706, of December 28, 2015 (Annex I), that amended the second paragraph of article 11 of Law 12,783/2013, the date for signature of the additive term for the extension of said concession contracts was changed to July 25, 2016. The Contracts in case in point are available at the website: www.aneel.com.br.

Decree number 8,461, of June 02, 2015 (Annex 2), regulating on the extension of the concessions for distribution of electric energy authorized the Ministry of Mines and Energy (“MME”) to extend the electric energy distribution concessions covered in article 7 of Law number 12,873, of January 11, 2013, for 30 (thirty) years, and established that the following criteria must be addressed for the extension:

       I.       Efficiency in quality of service, to be calculator by way of the indicators for Equivalent Duration of Interruption of Internal Origin per Consumer Unit (Equivalent Duration of Interruption of Internal of Origin per Consumer Unit - "DECi") and Equivalent Frequency of Interruption of Internal Origin per Consumer Unit (Frequência Equivalente de Interrupção de Origem Interna por Unidade Consumidora - “FECi");

     II.       economic-financial efficiency to be calculated by way of EBITDA and of the level of indebtedness, representing the concession holders’ capability to sustainably honor its economic-financial commitments;

  III.        Economic and operational rationale; and

   IV.        Tariff affordability.

So, based on Decree number 8,461/2015, on Circular Official Notice no. 3/2015-SE-MME, on Ordinance number 3,540, of 2October 20, 2015 and on Annex II of ANEEL Technical Note 015-SCT-SFE-SFF-SRD-SRM, Eletrobras held on December 28, 2015, the 164th Extraordinary General Assembly, for the purpose of, among other issues, submit to shareholders the decision on the extension of the terms of the concession contracts for the Distribution Companies. Considering Provisional Measure no. 706/2015, the controlling shareholder requested, for the purpose of better evaluating the management proposal, which the issues in connection with the extension of the contracts for the Distribution Companies be taken out of the agenda.

Considering the previously mentioned extension of the term for deliberation, Eletrobras contracted independent consultancy provider, Deloitte Touche Tohmatsu, to draft an economic-financial assessment of referred Distribution Companies, as per Annex 3, and Annex 3-A with a view to providing its decision-making entities with informed input.

In June 2016, through MME Official Letter, it was released the new draft of the Public Service Concession Agreement for Distribution of Electric Energy, which is Annex 4 of this Management Proposal (the "Addendum"). The annual limits to meet the criteria of items I (Efficiency of service quality) and II (economic and financial efficiency) of Article 1 of Decree number 8,461/2015 were first presented in Annex II of ANEEL Technical Note No. 0335/2015 -SCT-SFE-SFF-SRDSRM, but the criterion of item I have been revised and resubmitted by the Technical Note ANEEL 037/2016-SRD 03.30.2016 (Annex 5).

On June 23 and 22, 2016 were published Provisional Measure No. 735, of June 22, 2016, and Law No. 13,299, of June 21, 2016, partially sanctioning the Conversion Law project No. 11/2016 of the Provisional Measure No. 706/2015 ("PLC 11/2016").

The law No. 13,299/2016 brings, in particular, the following benefits for de distribution companies Amazonas Energia and Boa Vista: (i) amendment item IX of Article 13 of the Law 10,438/2002 in providing funds for the payment of reimbursements with expenses in the acquisition of fuel, incurred up to April 30, 2016 by the concession holders concessions object of art. 4o-A of Law no. 12,111, of December 9, 2009, proven but not yet reimbursed due to the economic and energetic efficiency object of art. 3, § 12 of Law no. 12,111, of 2009, including monetary adjustment; (ii)  amendment of Article 3 of Law No. 12,111/2009 which deals with reducing the charges on the valuation of the power purchase; (iii) amendment of Article 4-A of Law No. 12,111/2009, which goes on to consider the replacement of Regulatory Losses as Real Losses for companies whose capital of the state of the concession area were not yet connected to the National Interconnected System (SIN) on  December 9, 2009, however not applicable to Boa Vista.

Within this context, of the Distribution Companies having isolated systems, only Amazonas Distribuidora de Energia and Boa Vista Energia will receive the benefits of Law No. 13,299/2016, given that Ceron and Eletroacre had the respective state capitals addressed by systems connected to the National Interlinked System (Sistema Interligado Nacional - SIN) on date prior Law no. 12,111 of 2009 coming into force.

Regardless of the study undertaken by the independent consultancy provider, Distribution Companies drafted their own respective Technical Notes (Annex 6), evaluating the commitments in sustainability of service quality and of economic-financial condition of the companies up to 2021, the first five-year period following the date of extension of concession with a view to providing support for their respective managements and shareholders on the decision to sign the respective Additive Term. It should be highlighted that the senior management of the Distribution Companies, based on the decisions of their Executive Boards and their Board of Directorss (Annex 7), once again recommended signing the respective Additive Term and requested that Extraordinary General Meetings – EGMs be convened for the Distribution Companies to approve signing the Additive Term. In the case of Amazon and Boa Vista, these distribution companies reevaluated its commitments to  service quality and economic and financial sustainability of the companies, due to the enactment of Law 13,299/2016, as Annexes 6-A. However, its respective administrations continue recommending the signing of the Additive Terms.

Important to note that the Provisional Measure 735/2016 included new wording for §1ª-A of Article 8 of Law 12.783 / 2013, establishing the possibility of transfer of shareholding controlling of the distribution companies, subsidiaries of Eletrobras, which do not have the extension of its concession approved, associated with the new bid to be made by the Grantor. However, the realization of this bid, in these terms, is a faculty of the Grantor.

In addition, the Provisional Measure No. 735/2016 included new wording for § 5 of article 11 of Law 12.783/2013 to provide, in the case of the extension of concessions, the possibility of the Grantor under future competitive bidding process for the transfer of shareholding control of the distribution companies, set in the bidding documents the signing of an amendment in order to move temporally the obligations of the concession contract, so that they are compatible with the date of assumption of the legal entity by the new controller, which can increase interest in the future privatization of the distribution companies that have its concessions renewed. The decisions of the 165th Extraordinary General Assembly of Eletrobras Shareholders will serve as guidance in instructing the Eletrobras vote in referred Extraordinary General Assemblies of Shareholders of the Distribution Companies in case in point convened to decide on the extension of their concessions.

It should be noted that this Eletrobras management proposal, despite the studies conducted by the distribution companies was based primarily on economic and financial evaluation of Deloitte Touche Tohmatsu, whose main premise lies in alienation, in 2017, of the shareholder control of distribution companies, as well as considers the benefits of the Law No. 13,299. Technical Notes of Distribution Companies were attached to this Management Proposal to subsidize the shareholders of Eletrobras with all available information, particularly with regard to projection of compliance with service quality goals.

Next we summarize, to clarify for shareholders, the most relevant aspects of the draft of the Additive Term, with special attention to commitments and obligations of concession holders, risks for controllers, convergence and advantage of the decision.

2.1.1. Draft of the Additive Term:

The Draft of the Additive Term disciplines all the rights and obligations of Distribution Companies and their controlling shareholder for the new concession term.

With no prejudice to the other contract will obligations, clauses two ("Conditions for Delivery of Public Utility Service"), six (“Tariffs Applicable to the Delivery of the Service”), eight (" Corporate Governance and Transparency"), eighteen ("On the Conditions for Extension"), Annex II (“Conditions for Extension – Efficiency in the Delivery of the Distribution Service”) and Annex III (“Conditions for Extension - Efficiency in Economic and Financial Management”) of the Additive Term.

2.1.2. Efficiency in the Delivery of the Public Utility Service: Clause Two and Annex II of the Additive Term

In order to extend the concession, ANEEL establishes targets for the service quality indicators represented by the Equivalent Duration of Interruption of Internal of Origin per Consumer Unit (hence forth herein "DECi") and by FECi – Equivalent Frequency of Interruption of Internal of Origin per Consumer Unit (hence forth herein "FECi").

Since Decree no. 8,461/2015 establishes in paragraph four of its Art. 1, that “Compliance with the criteria set in insets I and II of the caput can be achieved by the concession holder in a maximum of five years, counted from the calendar year following the date of signing of the concession contract or of its Additive Term, with the annual targets defined by trajectories of continued improvement having to be met, established starting from the higher value among the limit values to be defined by the National Agency of Electric Energy (Agência Nacional de Energia Elétrica – ANEEL) and the indicators calculated for each concession holder for the calendar year prior to signing the concession contract or the Additive Term”, ANEEL had to calculate again the limit values for the DECi and FECi of the Distribution Companies that did not sign the Additive Term to the Concession Contracts in 2015. The new limit values for DECi and FECi established by ANEEL were object of ANEEL Public Hearing no. 18/2016 and have been stipulated in ANEEL Technical Note no. 037/2016-SRD of March 30, 2016 (Annex 5).

According to the Additive Term, noncompliance of the targets mentioned in items I and II above, in the 5 (five) year period, starting on January 1, 2017, for 2 (two) consecutive years or noncompliance of any of the targets at the end of the 5 (five) year term, will result in the extinction of the concession2.

2“CLAUSE EIGHTEEN – CONDITIONS FOR EXTENSION - in addition to the previous dispositions of this Contract, the concession holder shall observe, for the period of 5 (five) years counted from January 1, 2016, the conditions for extension established in Annexes II and III.

Sub-clause One – Noncompliance of one of the extension conditions set out in Annexes II and III for two consecutive years or of any condition at the end of the five-year period, leading to the extinction of the concession, respected the dispositions of this contract, in particular the right to full defense and contradiction.

CLAUSE TWELVE – EXTINCTION OF CONCESSION AND REVERSAL OF GOODS AND FACILITIES LINKED

Sub-clause 14 – for the period starting in the sixth tax year following the signature of this contract, delinquency by the concession holder stemming from noncompliance with efficiency criteria in connection with the continuity of delivery or economical financial management shall imply in starting an expiry process, respected the dispositions of this contract, in particular the right to full defense and to contradicting, noting that:

I – noncompliance with the minimum economic-financial sustainability parameters for 2 (two) executive years, as per ANEEL regulation, shall characterize delinquency with respect to the financial-economic management aspect;

II – noncompliance with the annual over all limit values for collective continuity indicators for three consecutive years shall characterize, as per ANEEL regulation, delinquency with respect to continuity of delivery.

Paragraph one – ANEEL shall establish the minimum parameters mentioned in Inset I of this Sub-clause at the beginning of periods, preferably every five years, with the establishment of the new parameters observing, among other items, the need for a positive EBITDA and the capacity to perform the minimum investments and provide service for the debt.

Paragraph Two – ANEEL shall establish the limit values dealt with in Inset II of this Sub-clause prior to the beginning of the periods, preferably every five years.”

Likewise, starting on the 6th (sixth) year, noncompliance with these targets shall configure delinquency by the concession holder and will imply in triggering the expiry process, addressed the following: (i) Criteria I - Efficiency in service quality: in the event of noncompliance for three consecutive years; or (ii) Criteria II - economic-financial efficiency: in the event of noncompliance for two consecutive years.

The charts below show the historic progress and the new targets established for these indicators in ANEEL Technical Note no. 037/2016-SRD of 03/30/2016 (Annex 5).

Ceal

Proposta DEC CEAL
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno

Proposta FEC CEAL
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno

Cepisa

Proposta DEC CEPISA
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno

Proposta FEC CEPISA
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno

Ceron

Proposta DEC CERON
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno

Proposta FEC CERON
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno

It can be observed that, in some cases, the targets established represent a significant reduction with respect to the history of regulatory performance for the Distribution Companies. As established in the above mentioned Additive Term, noncompliance with any of the DECi or FECi limit values established for 2 (two) consecutive years during the assessment period or in 2021, shall result in the extinction of the concession3. Noncompliance with the quality standards shall imply in compensations, penalties, restrictions in distribution of dividends, and interest on company capital (ICC) among others, based on the conditions set out in the Additive Term4.

3Annex II - CLAUSE ONE – CONTINUITY OF SUPPLY The efficiency criteria with respect to the quality of the service delivered will be measured by indicators that take into account the frequency and mean duration of interruptions in the public utility service of distribution of electric energy.

Sub-clause one – The indicators assessed to this end are DECi – Equivalent Duration of Interruption per Consumer Unit and FECi – Equivalent Frequency of Interruption per Consumer Unit.

Sub-clause Four – Noncompliance with the efficiency criteria for quality of service delivered, for two consecutive years during the assessment period or in 2021, will result in the extinction of the concession, in the terms of Clauses Twelve and Eighteen.

Sole Paragraph – Violation of the limited value of at least one of the continuity indicators established in Table I will be considered noncompliance with the efficiency criteria with respect to the quality of service delivered.

Eletrobras Distribution Officer, through Technical Note number DD 003/2016 and DD 004/2016 (Annex 8 and 8-A), stressed that under the assumption of effective and timely execution of the actions listed in the Results Plans5 submitted to ANEEL, in April of 2015, by the Distribution Companies Cepisa, Ceal, Eletroacre, Ceron and Amazonas Energia, currently under ongoing monitoring by ANEEL, and the Business Plan for Boa Vista Energia S.A., as well as based on the commitments and actions established in the respective Technical Notes for these Distribution Companies, endorsed by their respective boards, conditional to the viability of financial resources in the form of capital inputs in the companies, with emphasis on the years of 2016 and 2017, as shown in the previously mentioned technical notes, and in the priority given by the companies in implementing investment and operational management actions, it is achievable for the 6 (six) Distribution Companies not to violate that the respective annual global limit values for DECi (hence forth herein “DEC”) and FECi (hence forth herein FEC”) of internal origin per consumer unit, indicated by ANEEL for the years of 2017 to 2021 and explicitly set out in ANEEL Technical Note n° 037/2016-SRD and in this way not incur in the penalty of having the expiry of the concession contract declared.

In defining the trajectory endpoint to be occurred in 2021, ANEEL applied the comparative performance analysis methodology, based on a mathematical model, and using as the baseline the trajectory achieved by Companhia Enérgica do Maranhão - CEMAR after the change in the controller.

In order to achieve these objectives, the Technical Notes of the Distribution Companies (Annex 6 and 6-A) list a number of actions currently underway, detailed in the respective Results Plans that will have to be fully carried out in the timeframe allotted. Despite, in some of the companies, the targets for improvement in quality of the services be relatively aggressive as compared to the results for recent years, the Distribution Companies and Eletrobras Distribution Department feel that not violating the limit values defined by ANEEL for the DECi and FECi indicators from 2017 to 2021 is achievable. Nonetheless, these must be continually monitored to avoid consequences for the concession holder and for the controlling shareholder, conditional to the minimum capital inputs indicated in their respective technical notes, and including the elimination of the debts in ordinary resources (RO) held by the Distribution Companies with Eletrobras. These conditions were taken into account in Deloitte’s evaluation, including in terms of the adequacy of the projections for the investments in the power grids of the respective Distribution Companies in reducing the FECi and DECi service quality indicators in order to prevent violation of the limit values established by ANEEL for the years of 2017 to 2021.

 4“CLAUSE TWO – CONDITIONS FOR DELIVERY OF THE PUBLIC UTILITY SERVICE

Sub-clause Six – The DISTRIBUTION COMPANY commits to respecting the quality standards established by ANEEL.

Sub-clause Seven – noncompliance with the quality standards established by ANEEL may force the DISTRIBUTION COMPANY to compensate consumers for the bad quality of the distribution services delivered, as per regulation from ANEEL, with no impairment to the application of the penalties foreseen.

Sub-clause Eight – noncompliance with the overall annual limit values for collective continuity indicators for two consecutive years or three times in five years may, according to ANEEL regulation, implying in constraints in the distribution of dividends or payment of interest in company capital, until the regulatory parameters are restored, addressed in set I of sub- clause 1 of Clause 7.

Sub-clause Nine – The DISTRIBUTION COMPANY commits to drafting and keeping up to date a maintenance plan for the distribution facilities, specifying the maintenance activities and their required frequency in order to address the technical specification of the equipment and the adequate service delivery, to be presented to ANEEL on request.

5ANEEL presented a diagnosis on the the service provided by the Distribution Companies and requested the adoption of short and medium-term measures for reestablishment of Quality of Service as a Result Plan, which was prepared and forwarded to the Regulatory Agency in the first half 2015 , constituting the results plan for distribution companies.

2.1.3 Efficiency in Economic and Financial Management: Annex III of the Additive Term

In order to extend the concessions, ANEEL also establishes financial indicators, represented by Earnings Before Interest, Taxes, Depreciation and Amortization, - EBITDA and the level of indebtedness6.

Compliance with the efficiency criteria in economic-financial management will depend on complying with the following equations.

Target I: EBITDA ≥ 0 (by the end of 2018 and maintained in 2019, 2020 and 2021)7;

Target II: [EBITDA (-) QRR] ≥ 0 (by the end of 2019 and maintained in 2020 and 2021)8;

Target III: {Net Debt/[EBITDA (-) QRR]} ≤ 1/(0.8*Selic) (by the end of 2020)9;

Target IV: {Net Debt/[EBITDA (-) QRR]} ≤ 1/(1.11*Selic) (by the end of 2021)10.

In this way, based on criteria defined by ANEEL, the Distribution Company must have like 2021 and annual cash flow for the activity that is compatible with the company’s level of indebtedness. This cash flow should be sufficient to support investments in replacement, in minimum amount equivalent to the Regulatory Reintegration Quota (Quota de Reintegração Regulatória) (hence forth herein "QRR") corrected by the General Market Prices Index (Índice Geral de Preços do Mercado - IGP-M), and cover the interest incurred by the company’s net debt, at a first moment, using as a benchmark 80% (eighty percent) of the rate of the Special System for Liquidation and Custody (Sistema Especial de Liquidação e Custódia – SELIC), and, at a second moment, 111% (one hundred and eleven per cent) of SELIC.

Noncompliance with these parameters shall imply in the need for additional capital inputs, in the restriction of distribution of dividends in excess of the minimum mandatory dividends, among other penalties11.

7Condition (I): The gross operational cash generation for the activity, calculated by Earnings before Interest, Taxes, Depreciation or Amortization EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortization) must be higher than zero by 2017.

8Condition (II): The gross operational cash generation must support in basements in replacement, in the minimum amount equivalent to the Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR) offset for inflation using the IGP-M. The scenario in which EBITDA is positive, however inferior to the Investment amounts is called “Negative Flow", meaning that the cash generated and remaining after payment of the company's operational expenses is not sufficient to replace the parcel of the production assets depreciated, much less to service the interest on the debt.

9Conditions (III) and (IV): The annual flow of the activity must be compatible with the company level of indebtedness, being sufficient to pay, at least, for the cost of servicing the debt (interest incurred on the outstanding debt).

10 EBITDA and NET DEBT must be adjusted based on criteria defined in Annex III of the Draft of the Additive Term to the Concession Contract.

11CLAUSE SEVEN - economic and financial sustainability

The Distribution Company commits to preserving, throughout the entire concession period, a condition of economic and financial sustainability in managing its costs and expenses, in solvency for debt, of investments in replacement, improvement and expansion, in addition to the responsibility for the collection of taxes and distribution of proceeds.

Sub-clause One – Noncompliance by the DISTRIBUTION COMPANY with the minimum parameters in economic and financial sustainability defined in this contract additive term shall imply in, without impairment to other inspection actions:

I – limitation of the distribution of dividends or payment of interest on company capital for amounts, that in isolation or together, exceed 25% of the net profit plus or minus the amounts meant for the legal reserve (art. 193 of Law no. 6,404, of 1976) and the reserve for contingencies (art. 195 of Law no. 6,404, of 1976) and the reversal of the reserve established in prior tax years, until the regulatory parameters are restored and can be observed using the regulatory accounting/financial statements for the tax year in case in point delivered to ANEEL;

II – acceptance of a restriction regime for contracts with related parties;

III – the requirement of capital inputs from the CONTROLLER SHAREHOLDER(S), in amounts sufficient to address the minimum sustainability condition, as detailed in Clause Thirteen.

 6ANNEX III - CONDITIONS FOR EXTENSION – EFFICIENCY IN ECONOMIC AND FINANCIAL MANAGEMENT

CLAUSE ONE – MINIMUM PARAMETERS

The minimum financial and economic sustainability parameters mentioned in Sub-clause One of Clause Seven were defined, for the first five years, starting from the first calendar year following the year of onset of the term of this additive, under the following condition:

Operational Cash Generation – Replacement investments – Interest on the Debt ≥ 0 where: Operational Cash Management: Earnings before Interest, Taxes, Depreciation and Amortization (LAJIDA) adjusted for nonrecurring events; Replacement Investments: Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR); and Interest on the Debt: Net Debt x (1.11 x SELIC).

Sub-clause Three – the inequality equations pertinent to the respective terms will take place at every 12 (twelve) months counted from the beginning of the calendar year following the year of term of this additive.

Sub-clause Four – the inequality equations are limits that must be accomplished by the end of the terms set and maintain from then on, addressed Sub-clause Fourteen of Clause Twelve for the period beginning in the sixth calendar year following the year of signing of this contract.

In addition, according to the set out in Clause Eighteen of the Additive Term, noncompliance with the economic and financial sustainability conditions for 2 (two) consecutive years or at the end of the 5 (five) years period, may also result in the extinction of the concession by expiry.

Economic and financial situation of the distribution companies with contracts due by 2017					(In BRL Million)
Distribution Company	Net Debt	Adjusted EBITDA	Replacement Investment (QRR)	EBITDA - QRR	EBITDA - QRR - Intererst
Cepisa	1,019.80	60.70	25.90	29.3 x	-109.50
Boa Vista	157.60	-9.70	7.70	EBITDA negative	-89.70
Ceal	499.60	-29.60	45.30	EBITDA negative	-145.60
Ceron	851.30	-97.60	26.80	Negative Cash Flow	-283.10
Eletroacre	199.70	-82.40	14.50	Negative EBITDA	-125.20
Amazonas Energia	2,211.80	-377.10	13.70	Negative EBITDA	-703.80

For the purpose of obtaining an analysis of the situation of the companies with respect to the requirements for the extension of concessions, ANEEL calculated their EBITDA, using Technical Note number 0335/2015 – which was not updated, apply the methodology set out in the Additive Term, with the prospect of obtaining recurring values. For the calculation of the interest, SELIC was considered to be 12.75% (twelve whole and seventy-five per cent) p.y.. 12 The 111% (one hundred and eleven per cent) spread implies in a cost of 14.15% (fourteen whole and fifteen per cent) p.y.

Source: ANEEL Technical Note (175/2015 and 335/2015)

Additionally, Deloitte evaluated the EBITDA and indebtedness designed the distributors in order to verify that would meet the targets set by ANEEL. The following tables show the EBITDA designed, as well as the capital investments required to meet the ANEEL goals, according to the assessment of the independent company, and also the debt amounts of Distribution Companies of regular resources of Eletrobras on 06/30/2016:

12“ANNEX III - CONDITIONS FOR EXTENSION - EFFICIENCY IN ECONOMIC AND FINANCIAL MANAGEMENT – Clause One – Minimum Parameters

Sub-clause Six – Definitions and additional information

SELIC: annual average weighted rate adjusted for financing operations backed by federal public bonds, calculated on a daily basis and displayed at the website of the Brazilian Central Bank (Banco Central do Brasil) - http://www.bcb.gov.br/SELICACUMUL. At this URL, agents can obtain the cumulative factor corresponding to the 12 (twelve) months of the competence. For specific purposes set out in Sub-clauses Two, the Selic shall be limited to the amount of 12.87% (twelve whole and eighty-seven one-hundredths of a percent) a year, in the event it exceeds this amount. ANEEL Technical Note, with the intent of obtaining a sensitivity analysis for the situation of the companies, the Regulatory Agencies uses for the purpose of calculating interest, a Selic of 12.75%.

For the analysis of the fulfillment of economic and financial sustainability goals ANEEL, Deloitte considered capitalization to pay all the debts of ordinary resources held by distributors with Eletrobras (RO)13 and capital contributions by 2025, totaling about R$ 18.3 billion, in the scenario that considers the benefits the neutrality of the gas contract for Amazonas Distribution Company, this neutrality addressed immediately afterwards. Of this amount, R$ 8.05 billion would be in 2016, of which R$ 4.05 billion for the payment of RO debt and R$ 4.0 billion for investments and other disbursements.

As will be seen below, the Eletrobras Management considers only viable the extension of the concession if, the Federal Government to commit to contribute capital directly on those distributors by assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976, specially 253 Article and Decree 1,091/1994 the total amount needed to meet the goals required by ANEEL up to the transfer of shareholding control of the Distributor and for full settlement of the debt of ordinary resources Distributors with Eletrobras.

In addition, there is the need for increased generation of cash distributors and capital contributions, to meet the economic and financial sustainability goals.

If there is frustration in increased cash flow or not occur the sale of the controlling interest of the sales in 2017, may be required major capital contributions by the controlling shareholder to meet ANEEL debt level targets.

Regulatory limitations effects CCC repayment on Gas Contract in Manaus: ("Scenario Impact Gas Agreement"):

In addition, studies of Deloitte highlighted the need for addressing and overcoming the limitations that are occurring in the Fuel Consumption Account coverage amounts (CCC) in generation costs of Amazonas Distribution Company, which are causing no neutrality in the contract gas, imposed by: (i) Authorizing Resolution No. 2005 of ANEEL, of December 15, 2015, which approved the price of the share of natural gas transportation provided by CIGÁS - Amazonas gas Company to such Distributor in a lesser value than the contract price; and (ii) by the methodology used in the Technical Note 143/2015-SRG/ANEEL, of December 07, 2015, which instructed the Public Hearing No. 083/2016, later made official by Ordinance No. 314 of February 2, 2016 issued by the ANEEL General Director, which set the amount of natural gas to be reimbursed from CCC in 2016, related to commitments to take-or-pay and ship-or-pay the Urucu-Manaus pipeline of 4,076,156 m3/day less than the Daily Amount Contracted ("QDC") of 5,420,000 m3/day as stated in the Purchase and Natural Gas Sales Agreement No. OC-1902/2006, signed on June 1, 2006, before, so, the enactment of Law No. 12,111, of December 9, 2009, effective until November 30, 2030.

 13The amount of capitalization for the payment ordinary resources (“RO”) debts of Distribution Companies with Eletrobras considered the balance of these debts forecasted for June/2016, informed by Investment Management Department of Eletrobras

Deloitte in its report (Annex 3-A) shows the above situation, without these two new regulatory limitations issued by ANEEL (presented in the resolution and the order of the regulatory agency), which under the premise of perpetuity of this imbalance by the end of the term of mentioned Purchase Agreement and Natural Gas Sales No. OC-1902/2006 will result in a significant decrease in both economic value and in the settlement of the Distributor in the amount indicated in the following table:

		(In BRL Million)
Distribution Company	NPV	Winding Up Cost (*)
Amazonas Energia D (with 13,299/16 Law) – gas contract neutral ("a")	3,983.2	-4,565.0
Amazonas Energia D (with 13,299/16 Law) - gas contract impact("b")	-10,760.9	-11,341.7
Difference in the results of Amazonas OF the 2 scenarios ("b" - "a")	-6,777.7	-6,777.7
(*)Calculated from the balance sheet data of the distributors
OBS: Source Deloitte Study

It is noteworthy that Deloitte also presented analysis of sensitivity if the billing of gas supply become to be made using as part of the natural gas transport, both in the gas bill received as the debit notes of "fringe expenses," the price which is approved by ANEEL (Ratifying Resolution No. 2005/2015) and not the contract price charged, which is 30.5% higher. In this situation, it was found that the difference in the Amazonas Energia results, in scenarios 1(neutral gas contract) and 2 (impact gas contract) of the table above, shall be R $ 3.04 billion is the economic value for  the Winding up process, with decreased of fund amounts

It is noteworthy that the Amazonas Distribution Company filed, timely, a request for reconsideration by letter PR No. 036/2016 submitted to the Director General of ANEEL, which had not yet conclusive assessment is imperative, therefore, the resolution of this issue by ANEEL and the Grantor.

Being held the aforementioned regulatory constraints, the impact  of gas agreement,calculated by the consultant on the need of capitalization, reaches about R$ 21.54 billion for Amazonas Energia, totalizing R$ 26.8 billion for all distribution companies, as indicated in the following table:

For alleviating the situation created by such regulatory constraints, is being discussed, under monitoring of the Ministry of Mines and Energy, with Aneel and Petrobras, a review by the National Petroleum Agency (ANP) the price of natural gas, and also a definition with Petrobras new profile QDC Contract OC-1902/2006 to be the Blessed Sacrament through a contract amendment, considering a "natural gas consumption curve" to extend the supply of natural gas by 2043, to meet TPU Mauá 3, the Amazon Generation and Transmission (AMGT), balancing the non-use of contractual QDC of 5.42 million m3/day with the limitations of maximum annual gas consumption until the end of the current contract, considering the installed capacity of thermal plants fueled by natural gas that are available, taking into account that while come into operation TPP Mauá 3 in October this year, the TPPs Aparecida and Mauá Bloco III will be disabled in 2020, end face of the period of the grant, and the five (05) existing IPPs in Manaus will have their contracts terminated in 2025, reversing the assets thereof to Amazonas Distribuidora.

If it not overcame the issue in the ANEEL environment and the negotiation mentioned in the previous paragraph, the Amazonas Distribuidora will seek with ANEEL, authorization to continue as own generation, with the TPUs of Manaus, today of the IPPs, but whose assets will revert to the Distributor in 2025 at the end of their contracts.

It should be registered that in the liquidation scenario, the existence of the Contract OC-1902/2006 is a point which is to be weighed if the mentioned contract cannot be transferred to the Amazonas Generation and Transmission or another concessionaire.

 2.1.4 Tariffs Applicable to Service Delivery: Clause Six of the Additive Term

Clause Six of the Additive Term deals with the issue of the tariffs applicable to the service delivery. Highlighting the sub-clause one, in which the Distribution Company recognizes that the current tariffs are sufficient for the adequate delivery of the service and the preservation of the economic-financial balance for this contract14. With the need for recognition, by signing the Additive Term, that the current tariffs are sufficient for the delivery of the service and the preservation of the economic balance, the possibility of success in eventual regulatory requests underway is reduced.

The revenue of the Distribution Company will continue to be divided into two parcels: Parcel A and Parcel B15. The current tariffs will be readjusted on an annual basis, except in the years in which there is the ordinary tariff review16. Tariff reviews will be undertaken at every 5 (five) years.17

2.1.5 Corporate Governance, Transparency and Conditions for Extension of Concession: Clauses Eight and Eighteen of the Additive Term

In addition to the commitments with the targets in quality of service and economic-financial targets, Decree number 8,461, of June 02, 2015, stipulates in its inset I, sole paragraph, of its article 2, that the draft of the Additive Term should contain Clauses that:

14“CLAUSE SIX – TARIFFS APPLICABLE TO SERVICE DELIVERY

Sub-clause One – The DISTRIBUTION COMPANY recognizes that the tariffs in force on the date of signature of this Additive Term, together with the rules for Tariff Adjustment are sufficient and adequate for the delivery of the service and preservation of the economic-financial balance of this Contract.

15Sub-clause Two – Tariff Adjustment consists in breaking down the "Required Revenue" into tariffs to being charged from users and includes the following mechanisms set out in this clause: tariff readjustment, ordinary tariff review and extraordinary tariff review.

Sub-clause Three – for the purposes of tariff adjustment, the required Revenue shall not include the following taxes incurred on the tariff PIS/PASEP (Programa de Integração Social – Programa de Formação do Patrimônio do Servidor Público), COFINS (Contribuição para o Financiamento da Seguridade Social) and ICMS (Imposto sobre Operações relativas à Circulação de Mercadorias), and shall comprise two parcels:

Parcel A: parcel of the revenue corresponding to the following items: i. Sector Charges; ii. Electric Energy Purchased; iii. Costs with Connection and Use of the Transmission and/or Distribution of Electric Energy Facilities”; and iv. Non-recoverable Revenues.

Parcel B: parcel of the revenue associated operational and capital efficient costs, including expenses with depreciation, of the segment of distribution of electric energy.

16Sub-clause Four – Regular tariff readjustment will take place on an annual basis, starting on xx/xx/2016, except for the years in which there is ordinary tariff review, based on the calendar defined in Sub-clause Thirteen of this Clause.

17Sub-clause Thirteen - Ordinary tariff reviews will follow the following schedule: first review will be undertaken on xx/xx/2017 and the following ones at every 5 (five) years counted from this date.

“ensure the economic-financial sustainability of the concession holders and specify guidelines to reinforce corporate governance and minimum economic and financial indicators, including the obligation for capital inputs by the controlling shareholders.”

In this sense, ANEEL introduced in the Additive Term, through Clause Eight, corporate governance and transparency rules as condition for the Distribution Companies to provide their essential public utility service18.

In Sub-clause One, the disposition that ANEEL can defined by regulation any rules in connection with Management, including Board of Directors and Executive Board, to the Audit Council, to audit and to compliance stands out. In addition, the sub-clause indicates that the management compensation policy must be aligned with the long-term nature of the concession19.

ANEEL Technical Note number 0175/15 (Annex 5) mentions the ANEEL other public hearing underway, number 072/1420, in which the proposed corporate governance regulation in concession holders is being discussed. Below, the other governance measures emphasized in the Additive Term are shown:

•         maintenance at ANEEL of a statement from all management and audit councilors21;

•         a list of the acts to be submitted prior approval by ANEEL: legal business with related parties, amendment to the articles of incorporation and transfer of control;

•         obligations of the Distribution Company in so far as concerns accounting records in the terms indicated by the sector regulation;

Additionally, Eletrobras Corporate Governance and Enterprise Performance Management Department (Departamento de Governança Corporativa e Gestão do Desempenho Empresarial) (PGG) analyzed the Additive Term made available by ANEEL and, by way of memorandum PGG-114/2016 (Annex 9), manifested favorably to the governance practices required by ANEEL in the referred document.

There is also a consequence established in Clause Eighteen of extinction of the concessions in the event of noncompliance for 2 (two) consecutive years or of any of the conditions at the end of the five-year period22.

18Clause Eight - Corporate Governance and Transparency - The DISTRIBUTION COMPANY commits to applying its best efforts to preserve its levels of governance and transparency aligned with the best practices and in harmony with its condition as provider of an essential public service. “

19Sub-clause One – The DISTRIBUTION COMPANY commits to addressing the minimum governance and transparency parameters established by ANEEL regulation that, among others, may comprise rules related to the Management, the Audit Council, Audits and Compliance.

20Technical Note 072/14 is available at website www.aneeel.com.br.

21Sub-clause third – The DISTRIBUTION COMPANY shall maintain at ANEEL, since the date of signature of the Contract, statement by all its Management of Officials and Audit Councilors stating that they understand their role and responsibilities stemming from the management of an essential public utility service, accepting the responsibility and accountability for the quality and timeliness of the information provided within the scope of their competence and for their legal responsibility and accountability in providing accounting information to the Public Power, updating the statements within 30 (thirty) days counted from the date of signature of the Term of Inauguration.

22CLAUSE EIGHTEEN – ON THE CONDITIONS FOR EXTENSION - in addition to the previous dispositions set out in this Contract, the Concession Holder must address, for the period of 5 (five) years counted from January 1, 2017, the extension conditions established in Annexes II and III.

Sub-clause One – Noncompliance with any of the extension conditions set out in Annexes II and III for two consecutive years or of any of the conditions at the end of the five-year period, shall result in the extinction of the concession, respected the dispositions of this contract, in particular the right to full defense and contradiction.

2.1.6 Additional Considerations

The following considerations should also be highlighted:

•       The assumptions established in the Results Plan for the Distribution Companies, as well as their projection for the fifth year, must be fully met in order to achieve the quality indicators;

•       The assessment undertaken by Deloitte considers specific assumptions, as shown in Annex 3 and 3-A, among which the privatization of the Distribution Companies in 2017 and also the capitalization of the debt of the sales to the source of Eletrobras common resources (RO);

•       Privatization of the Distribution Companies in 2017 is not exclusively dependent on Eletrobras, given that a number of steps must be adopted by the National Privatization Council, in the terms of Law  9,491, of September 9, 1997 and its regulations;

•       Possibility of Grantor under future bidding process of transfer of shareholding control of the distribution companies to establish in the bidding documents the signing of an amendment in order to move temporally the obligations of the concession contract, so that they are compatible with date of assumption of the legal entity by the new controller, which can increase the interest in the future privatization of distribution companies that have its concessions renewed. However, such a possibility is a faculty of the Grantor;

•       The transfer of shareholding control of the distribution companies that do not have an extension of its concessions approved, under §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016 is an alternative of the Federal Government, as well as the remuneration to be instituted until the transfer of the distribution company for the new controller;

•       Additional obligations and restrictions for the Distribution Companies and their controllers were added in the Additive Term, such as:

o   Restriction of distribution of dividends above the legal minimum and payment of interest on company capital in case of noncompliance with the targets;

o   obligation of capital contribution by the controlling shareholder in case of noncompliance with the targets;

o   the need to meet annual targets, starting in 2017, both from the standpoint of quality and from the standpoint of economic-financial sustainability, under the penalty of loss of the concession, according to the conditions set out in this report and in the Additive Term;

o   recognition of the economic-financial balance at the moment of signature of the Additive Term, in accordance with Sub-Clause One of Clause Six;

o   Insertion of rules and parameters in corporate governance, which will be object of future regulation by the Agency.

•         In order to sign the Additive Term, the Distribution Companies must prove fiscal, labor and sector regularity, which might demand financial resources, in the case of companies holding outstanding past-due debts of this nature past due.

2.1.7 Scenario of Non Extension of the Concession Contract

The scenario of non-extension of the concession contract, i.e., termination of the concession contract and, consequent, indemnity of the assets of the concession holder and their liquidation implies in the following factors, and other possible, factors:

•       distribution Companies have high levels of indebtedness and legal claims;

•       Possibility of transfer the Shareholding control  of the distribution companies that do not have an extension of its concessions approved under §1ª-A of Article 8 of Law 12,783 / 2013, with the new wording given by Provisional Measure 735, of June 22 2016, this is a free decision of the Federal Government

•       The transfer of shareholding control of the distribution companies that do not have an extension of their concessions agreed under §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735 of 22 June 2016 can avoid a cost of immediate liquidation of the respective Distribution company, but remains, for the future, the risk of incurring in these  costs of winding up process  if is not successful in the bidding for transfer of control under §1ª-a Article 8 of Law 12,783 / 2013;

•       In the case of transfer of the shareholding control of the Distribution Companies that do not have an extension of their concessions approved under §1ª-A of Article 8 of Law 12.783/2013, a remuneration may be fixed by the Federal Government for the respective Distribution Company continue to maintain and operate the concession to the transfer of the Distribution Company for the new controller;

•       In the case of  transfer of the shareholding control of the distribution companies that do not have an extension of their concessions approved under §1ª-A of Article 8 of Law 12,783/2013, the remuneration to be fixed by the Federal Government to transfer the Distribution Company for the new comtroler, may not be sufficient to operate, maintain and make investments that are related to public services of this distribution, which would require investment of additional resources by Eletrobras ;

•       receiving by the Distribution Companies of indemnity for the assets not fully depreciated or amortized during the concession period, whose values are still subject to sign off by the Granting Power, as well as the form, conditions and terms for said payments;

•       indemnifying for assets linked to the concession and reception of the other realizable assets in the short and long terms inferior to the total debt held by the Distribution Companies, due to the negative net equity;

•       In case of no transfer of shareholding control of the distribution companies under §1ª-A of Article 8 of Law 12,783/2013 that losing the concession that comprises the main and relevant activity for the Distribution Companies, will result in the need for liquidation of the company;

•       in case of winding up the Distribution Companies, ELETROBRAS may be obliged to make additional capital inputs, in the role of controlling shareholder, in order to meet all the obligations of the Distribution Companies, in particular in so far as concerns the obligations to which ELETROBRAS is the guarantor;

•       Possibility of loss of all the amounts invested by ELETROBRAS, in the quality of controlling shareholder;

•       In case of a winding process in the Distribution Companies,  dismissal costs for the entire staff and rescission of third-party service contracts, materials and others may result in an additional, difficult to measure onus;

•       on the other hand, Eletrobras will not have to make any additional capital contribution concerning the new targets established in the Additive Term; and

•       In the case of end of business of Amazonas Energia D, high costs of the closure of the Contract OC-1902/2006 Purchase and Sale of Natural Gas, signed with Amazonas Gas Company (CIGÁS), if it does not get regulatory approval and agreement Petrobras and/or Cigás to transfer it to another dealer and/or Amazon Generation and Transmission.

The table below shows in a simplified manner, assets and liabilities for the Distribution Companies in December 2015:

The table clearly shows that liabilities are higher than assets, resulting in a negative net equity. In the event of liquidation of the Distribution Companies, this difference between assets and liabilities may increase given that on the asset side not all would be realizable in the short term, where in the liability side, the majority would.

Liquidation costs were analyzed by Deloitte, as shown in Annex 03 and 03-A, and may be impacted by additional expenses that appear during the execution of the liquidation process, for which there is no experience in the country for concession holders of the public utility service of electric energy. In Deloitte’s assessment, for comparison purposes, capitalization of the debt held by the Distribution Companies with Eletrobras of ordinary resources (RO) was considered in calculating the cost of liquidation, similar to the form used in calculating the NPV for the cash flow for the extension scenario.

2.1.8 Scenario of Extension of Concession:

The concession extension scenario, i.e., continuity of the concession contract may generate the following effects, and not only these, with the risks in highlight described in item 2.1.9, following:

•       the continuity of concessions and, therefore, of the Distribution Companies, enables the use of the tax losses accumulated, which can be a relevant asset in a scenario of improvement of the operating results for the Distribution Companies or in a future lien of the shares of said Distribution Companies in 2017;

•       If Distribution Companies do not achieve the targets set out by ANEEL for the extension of the concession, addressing the penalties foreseen, they will be entitled to indemnity for the assets linked to the concession and other realizable assets in the short and long terms, which means that the scenario of liquidation/discontinuity of the distribution company can always be revisited, whereas the scenario of extension of the concession can only be administered at this moment in time, being, therefore, a definitive decision;

•       the extension of the concession is a basic condition for an eventual future decision about the lean of the shares of the Distribution Companies, considering that these are included in the National Privatization Program (Programa Nacional de Desestatização) (hence forth herein “PND”);

•       The Provisional Measure No. 735/2016 included new wording for § 5 of article 11 of Law 12,783/2013 to provide, in the case of concessions are extended, the possibility of the Grantor under future bidding process transfer share control of the distribution companies to establish in the bidding documents the signing of an amendment in order to move temporally the obligations of the concession contract, so that they are compatible with the date of assumption of the legal entity by the new controller, which can increase the interest in the future privatization of distribution companies that have its concessions extended

•       the study undertaken by Deloitte that compares the net present value (NPV) of the cash flow projected for each Distribution Company for thirty years with the liquidation cost for each one, addressed the assumptions indicated in said study, shows that it’s more advantageous to extend than to liquidate, in a scenario that considers PLC 11/2016 sanctioned without caveats, as can be seen in the following table:

Scenario with the benefits of 13,299 Law		(In BRL Million)
Distribution Company	NPV	Winding Up Cost (*)
Cepisa	245.4	-218.4
Boa Vista (with PLC 11/2016)	86.9	-256.9
Ceal	527.8	424.2
Ceron	-579.4	-843.2
Eletroacre	188.8	-29.9
Amazonas Energia D (with PLC 11/2016) – gas contract neutral (1)	-3,983.2	-4,564.0
Amazonas Energia D (with PLC 11/2016) - gas contract impact (2)	-10,760.9	-11,341.7
Amazonas Energia D – difference between situations (2) and (1)	-6,777.7	-6,777.7

It should be noted Amazonas Energia As Annex 03-A, this will not meet the financial targets set in Additive Term, in the scenario that considers the impact of the gas contract, which shows the importance, according to the opinion of the company administration, that the equation to take effect as a condition for the conclusion of the additive term of the concession extension

2.1.9. Risks Involved in the Extension of the Concession of the Distribution Companies:

Considering the targets required by ANEEL for the extension of the electric energy distribution concessions and the analysis undertaken by Deloitte, below we list the main risk involved, but there may be others:

•         incapacity by Eletrobras of having available or raising economic and financial resources, as the controlling shareholder of the Distribution Companies, to perform the capital increases mentioned in item 2.1.3;

•         the need to provide budget for the resource inputs mentioned in item 2.1.3;

•         possibility for the capital inputs to be higher than those established in item 2.1.3, in the event that the increase in generation of cash of the Distribution Companies does not happen or in the event that the assumptions considered in this Management Proposal, in the Deloitte assessment and in the technical Notes attached do not come through;

•         due to the unavailability of Eletrobras resources, it is necessary that the controlling shareholder of Eletrobras guarantees, and integralize, in local currency, capital increase directly into the distributors in order to meet the capital increase needs mentioned in item 2.1.3 of this Proposal for Directors, as well as in an amount sufficient for the distributors fully settle their debts of ordinary funds (RO) with Eletrobras. The capital increase by directly Union in Distribution by assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976 and Decree 1,091/1994, will generate dilution of the shareholding of Eletrobras in those Distributors and shall observe the provisions of Articles 253 and 171, fourth paragraph, of Law 6,404/76;

•         the capital increase in the Distribution Companies made by controlling shareholder shall be made by way of cession of the right of preference by Eletrobras to the Federal Government, observed the article 253 of 6,404/76 Law and depends on meeting the dispositions contained in Law 6,404/76 and Decree 1,091/94 and must be preceded by the pertinent regulatory and governmental authorizations, as well as the budget availability;

•         the Federal Government may not have budget available to perform all the capital inputs mentioned in the previous item or believe it does not have the legal authority to do this input directly;

•         if the concession of the Distribution Companies is extended and the increase of capital by the Federal Government does not occur directly in the Distribution Companies following the signature of the Additive Term, the following consequences may result: (i) Possibility for Eletrobras to require an increase in capital to face its obligation of capitalizing the Distribution Companies; (ii) Possibility for an increase in the indebtedness of Eletrobras in order to meet its obligation to capitalize the Distribution Companies, taking into account that under the current adverse economic-financial conditions in the country, it is not possible to guarantee that the attraction of funds in the required volumes and under attractive conditions would be possible or plausible; and (iii) Possibility of expiry and extinction of the concessions of the Distribution Companies, due to the lack of input in capital in amounts sufficient to address the targets required by Aneel;

•         Possible enactment of expiry and consequent extinction of the concession of the Distribution Companies in the hypotheses of noncompliance with the obligations set out in the Additive Term;

•         Application of penalties23 set out in the Additive Term;

•         Restriction placed on the Distribution Companies for payments of dividends/Interest on Company Capital-JCP and acceptance of a restrictive contract regime with related parties in the hypotheses set out in the Additive Term;

•         Difficulty in managing the cash flow of the Distribution Companies and risk of delinquency with sector commitments that may lead to consequences such as the impossibility to apply the new tariff readjustments and restriction to the reception of credits resulting from the funds of the Economic Development Account (Conta de Desenvolvimento Econômico – CDE);

23ClAusE TEN – Sub-clause One – The DISTRIBUTION COMPANY is subject to the penalty of a fine applied by ANEEL in accordance with specific resolution, for a maximum, per violation incurred, of 2% (two percent) of the turnover amount for the concession holder in the last 12 (twelve) months prior to the notification of the violation, in the terms of item X of article 3 of Law no. 9,427/1995.

•         The Distribution company being impeded from signing the Additive Term due to being unable to to attest to sector, tax, labor compliance;

•         the need for input of resources in the distribution companies may restrict the other investments by Eletrobras in generation and transmission;

•         it is not possible to guarantee that the financial projections will effectually be achieved based on the expectation of ELETROBRAS Management, given that the assumptions adopted may not come true due to exogenous contextual or operational factors, resulting in relevant variations in the financial analysis of the Distribution Companies;

•         the imminent need to adopt measures for the transfer of the shareholding control of the Distribution Companies to private initiative by 2017, with the conclusion of this process depending on regulatory and governmental authorization, in particular of the National Privatization Council (Conselho Nacional de Desestatização), which are not controlled by Eletrobras.

•         The Provisional Measure No. 735/2016 included new wording for § 5 of article 11 of Law 12,783/2013 to provide, in the case of concessions are extended, the possibility of the Grantor under future bidding process transfer share control of the distribution companies to establish in the bidding documents the signing of an amendment in order to move temporally the obligations of the concession contract, so that they are compatible with the date of assumption of the legal entity by the new controller, which can increase the interest in the future privatization of distribution companies that have its concessions renewed. However, the transfer of shareholding control in these terms is a faculty of the Grantor;

•         it is not possible, at this point in time to evaluate the market value of the Distribution Companies, potential interested parties and the time required for conclusion of the sale, given that the sale of the shareholding control in these Distribution Companies must address the applicable legislation in the National Privatization Plan;

•         due to the dispositions of Sub-Clause One of Clause Six of the Additive Term in which the Distribution Company recognizes that the current tariffs are sufficient for the adequate delivery of the service and the preservation of the economic-financial balance for the Contract24, signing the Additive Term may reduce the possibility of success in regulatory requests underway, except for those caveats inserted in the Additive Term and accepted by ANEEL;

•         Regarding the Amazonas Distribuidora, is a risk the non-removal or not addressing the economic and financial consequences in Amazonas Distribuidora application of Ratifying Resolution No. 2005/2015, Aneel, of and Order No 1,513/2016 of the Director General of that Agency that is generating no neutrality Contract OC-1902/2006, to limit the reimbursement of CCC in lower than those actually billed by CIGÁS against the Distributor.

•         Concerning Ceron, is a risk the non-mitigation of over-contracting situation above 5%, due to the sharp reduction in consumer market that Distributor, due to the national economic recession and in the State of Rondônia, whose mitigation is being sought for the distributors in this situation, through the Brazilian Electricity Distributors Association (ABRADEE) with the Ministry of Mines and Energy25.

24“CLAUSE SIX – TARIFFS APPLICABLE TO SERVICE DELIVERY

Sub-clause One – The DISTRIBUTION COMPANY recognizes that the tariffs current on the date of signature of this Additive Term, together with the Tariff Readjustment rules are sufficient for the adequate delivery of the service and the preservation of the economic-financial balance of this Contract.

25For further details and information on the ongoing discussions about the overcontracting of the brazilian distribution companies, within the ABRADDE, access the website: www.abradee.com.br

2.1.10. Right of Preference: Item 2 of the Agenda

By item 2 of the agenda, the Eletrobras Management proposes that in case of extension of the concessions of distribution companies, measures are adopted for the future capital increase required to meet (i) the goals required by ANEEL to transfer controlling stake in its Distributor and (ii) also for full settlement in 2016, the debt of the sales of ordinary resources (RO) with Eletrobras, as provided for in Chapter 2.1.3 of this proposal, to be guaranteed by the Federal Government directly into the distributors, since Eletrobras does not have sufficient financial and budgetary resources to pay for such investments in the event of extension of the concessions.

In the opinion of the Company’s Management, if the Federal Government does not guarantee that capital contribution, it is best not to renew the concession and transfer the controlling shareholder of the distributor under §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, as will be better discussed below.

The Distribution Companies Amazonas Energia, Ceal, Boa Vista, Cepisa, Ceron are wholly owned subsidiaries of Eletrobras and thus under Article 253, II, of the Law of Corporations, all shareholders of Eletrobras, in proportion to their shareholding in Eletrobras, will have preemptive rights to subscribe to the above mentioned capital increase of its Distributor, wholly owned subsidiary of Eletrobras, the company decide to admit other shareholder.

Therefore, for the approval of the capital increase of the above wholly-owned subsidiaries are necessary preliminary steps in order to meet the Article 253 of Law 6,404/76. So, being approved the item 2 of the agenda, steps should be taken to make possible by the end of 2016, the holding of the General Shareholders' Meetings of Eletrobras and its distributors who have the extended concessions to resolve the capital increase, the amounts indicated in Chapter 2.1.3, when they should be subject to the procedures of the Corporation Law, in particular Article 253 and 171, § 4 of the Law of Corporations and also disclosed the information concerning (a) quantity new shares to be issued by a wholly owned subsidiary or number of shares of the subsidiary to be sold; (b) unit price for subscription or purchase of shares; (c) date to be considered for the identification of shareholders entitled to subscribe for or acquire shares and (d) the percentage that the shareholders are entitled to subscribe for or purchase, according to CVM Official Letter 02/2016.

2.1.11. Management Conclusion

By analysis of all that was Exposed in this chapter, the Company Management considers that: (i) the actions to be undertaken at the Distribution Companies to achieve the new targets required by ANEEL are relatively aggressive, and it is important to have present all the risks Exposed in this Management Proposal; (ii)  from the economic and financial standpoint, the extension of the concession of the Distribution Companies, and in particular of Amazonas Energia, due to its differentiated concession area, will require significant resource inputs, for which the Company, at this point in time, does not have budget or sufficient financial resources, which may result, based on the risks pointed out in this management proposal, in the need of adapting its budget, as well as of increasing the capital of ELETROBRAS or increasing its level of indebtedness, which in the current adverse macroeconomic conditions of the country and economic-financial conditions of the company, cannot be guaranteed in terms of attracting the funds in the necessary volumes and under attractive conditions; (iii) capital contributions necessary for the distribution companies meet the Aneel's goals should be made by the controlling shareholder Federal Government directly into the distribution companies in the minimum amount of R$ 8 billion (as capital needs described on Item 2.1 3 of this Proposal Management), by assignment of preemptive rights for the capital increase subscription by Eletrobras in favor to the Federal Government in order to avoid capital increase in Eletrobras, with the risk of dilution of minority shareholders of Eletrobras that do not wish to follow this increase but being protected the rights provided for in Article 253 of Law 6,404/76; (iv) on the other hand, not extending the concession shall imply in high liquidation cost, since the transfer of shareholding control of distributors that do not have an extension of its concessions approved under §1ª-A of Article 8 of Law 12,783/2013is a faculty of the Federal Government, and for which Eletrobras also has no immediate budget and financial availability, both of which will be required, the mentioned liquidation and may exceed the estimates provided by Deloitte; (v) in view of the resources already invested by the Company over the past few years in the distribution companies, the extension of the concession can be considered by the Administration provided that linked to the immediate action of transfer of the controlling shareholder by 2017, so that Eletrobras will avoid immediate winding up costs equally high; (vi) extension of the concession may contribute for an eventual future decision about the transfer of the shares of the Distribution Companies, considering that these are included in the National Privatization Plant, adopting prior arrangements to the signing of Additive Term of electric energy distribution concession contracts for transfer of the controlling interest of that Distributor, by the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; (vii) at this point in time, it is not possible to evaluate the market value of the Distribution Companies, the potential interested parties and the timeframe required for conclusion of the transfer; (viii) in the event of transfer of the controlling shareholder of Distribution Companies, the time required to undertake this action is basic in determining the volume of input of resources to be performed by Eletrobras; and (ix) Amazonas Energia will not meet the goal of economic and financial sustainability if not solved the effects of Contract OC-1902/2006; and (x) if the Distribution Companies do not achieve the targets set by ANEEL for extension of concession, with no impairment to the emphasis necessary for the penalties foreseen, they will be entitled to indemnity for the assets linked to the concession and other assets realizable in the short and long terms, which means that the scenario of liquidation/discontinuity of the Distribution Company may always be revisited, whereas a scenario for extension of concession can only be assessed and undertaken at this point in time, therefore being a definitive decision.

The Company's management believes that, in the event of non-compliance of the above conditions, the concessions of the 6 (six) Distribution Companies should not be extended. However, in the non-extension scenario, the management believes that it is better to transfer the controlling interest until December 31, 2017, of the distribution companies, under §1ª-A of Article 8 of Law 12,783/2013 with the new wording given by Provisional Measure 735, of June 22, 2016, instead of returning the concession immediately to the Grantor, as it may avoid an immediate winding up process cost if the chance of success in this transfer of control. However, the management considers it important that, until the transfer of the Distribution Companies for the new controller, the mentioned distribution company, related in this case, receive, directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and investments which are related to public services of these Distribution Companies keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras. In this regard,the  management believes that, if approved the transfer of control of the Distribution Company, under the §1ª-A of Article 8 of Law 12,783/2013, however,if  in the future, the above assumptions are not met, it is important that shareholders approve previously, by 165th EGM, to be returned at any time, their distribution concessions and the provisions of its winding up process are adopted, the following assumptions: (i) the transfer of control of the distriburion under the §1ª-a of Article 8 of Law 12,783/2013 is not performed until December 31, 2017, in order to avoid permanent uncertainty of the legal situation of the distribution companies; or (ii) the respective Distribution companies stop receiving, directly from the Grantor, or through tariff, until their transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of their Distributor, keeping the economic and financial equilibrium of the distributor without any injection of funds, in any way, by Eletrobras, as provided in Section 9 of the Notice.

The transfer of the Shareholding Control or dissolution of Distribution Companies, shall be preceded by authorization of the National Privatization Council - CND, as described in of Law No. 9,491/97 and subject to the rules of Law 6,404/76.

As said above, and the assessment performed by Deloitte, the Administrators manifest their opinion as follows, for each Distribution Company, highlighting all the risks foreseen in this Management Proposal:

•         Amazonas Energia:

Extend the concession of subsidiary Amazonas Distribuidora de Energia S.A. ANEEL number 020/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015, the Provisional Measure 706/2015 of December 28, 2015, the Ordinance without number MME of December 28, 2015 and the contractual instrument draft released by ANEEL, since are met, before the signing of the Additive Term to the distribution concession contract electricity, the following conditions: (i) adoption of immediate measures for transfer of the controlling interest of that Distributor to the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; (ii) addressing the consequences the application of Ratifying Resolution ANEEL n° 2005/2015 of December 15, 2015, which is generating no neutrality Contract OC-1902/2006, limiting the reimbursement of CCC to less than the actually billed by Cigás against Distributor and by Ordinance No. 314 of February 2, 2016, issued by ANEEL General Director, which set the amount of natural gas to be reimbursed by the CCC in 2016; and (iii) adoption of immediate measures for subscription and integralization, in national currency for capitalization by Federal Government, as capital needs described on Item 2.1.3 of this Management Proposal, directly into the referred Distribution Company, by assignment of preemptive rights by Eletrobras observed the Law 6,404/1976 and Decree 1,091/1994, in the necessary amount to meet the goals required by ANEEL to the transfer of the Shareholding Control of Distributor and also for debt with Eletrobras full settlement;

The Company's management believes that, in the event of non-compliance of the above conditions, the concession of Amazonas Energia should not be extended, and in this case, it must be transferred the controlling interest in that company until December 31, 2017, under §1ª-A of Article 8 of Law 12.783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public  services of the respective distributor, keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras.

•         Cepisa:

Extend the concession of the subsidiary Companhia Energetica do Piaui - CEPISA ANEEL 004/2001 number, in accordance with Decree number 8,461 of June 2, 2015, Order of the National Electric Energy Agency number 3,540 of October 20, 2015, Provisional Measure no 706/2015 of December 28, 2015, the Ordinance without MME number of December 28, 2015 and the contractual instrument draft released by ANEEL, since are met, before the signing of the Additive Term to the distribution concession contract electricity, the following conditions: (i) adoption of immediate measures for transfer of the controlling interest of that Distributor to the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; and (ii) adoption of immediate measures for subscription and integralization, in national currency for capitalization by the Federal Government, as capital needs described on Item 2.1.3 of this Management Proposal, directly into the referred Distribution Company, by assignment of preemptive rights by Eletrobras observed the Law 6,404/1976 and Decree 1,091/1994, in the necessary amount to meet the goals required by ANEEL to the transfer of Shareholding Control of the Distributor and for full settlement of the debt with Eletrobras.

The Company's management believes that, in the event of non-compliance of the above conditions, the concession of Cepisa should not be extended, and in this case, it must be transferred the controlling interest in that company until December 31, 2017, under §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public  services of the respective distributor, keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras.

•         Ceal:

Extend the concession of subsidiary Companhia Energetica de Alagoas - Ceal ANEEL 007/2001 number, in accordance with Decree number 8,461 of June 2, 2015, Ordinance of the National Electric Energy Agency number 3,540 of October 20, 2015, Provisional Measure no 706/2015 of December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL, since are met, before the signing of the Additive Term to the distribution concession contract electricity, the following conditions: (i) adoption of immediate measures for transfer of the controlling interest of that Distributor to the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; and (ii) adoption of immediate measures for subscription and integralization in national currency, for capitalization by the Federal Government, as capital needs described on Item 2.1.3 of this Management Proposal, directly into the referred Distribution Company, by assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976 and Decree 1,091/1994, in the necessary amount necessary to meet the goals required by ANEEL to the transfer of the Shareholding Control of Distributor and for full settlement of the debt with Eletrobras.

The Company's management believes that, in the event of non-compliance of the above conditions, the concession of Ceal should not be extended, and in this case, it must be transferred the controlling interest in that company until December 31, 2017, under §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public  services of the respective distributor, keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras.

Eletroacre:

Extend the concession of the subsidiary Company of Acre Electricity - ELETROACRE ANEEL 006/2001 number, in accordance with Decree number 8,461 of June 2, 2015, Order of the National Electric Energy Agency number 3,540 of October 20, 2015, Provisional Measure 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL Resolution, since are met, before the signing of the Additive Term to the concession contract distribution of electricity, the following conditions: (i) adoption of immediate measures for transfer of the controlling interest of that Distributor to the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; and (ii) adoption of immediate measures for subscription and integralization, in national currency for capitalization by the Federal Government, as capital needs described on Item 2.1.3 of this Management Proposal, directly into the referred Distribution Company, by assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976 and Decree 1,091/1994, in the amount necessary to meet the goals required by ANEEL to the transfer of the Shareholding Control of the Distributor and for full settlement of the debt with Eletrobras.

The Company's management believes that, in the event of non-compliance of the above conditions, the concession of Eletroacre should not be extended, and in this case, it must be transferred the controlling interest in that company until December 31, 2017, under §1ª-A of Article 8 of Law 12.783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public  services of the respective distributor, keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras.

•         Ceron:

Extend the concession of subsidiary Centrais Electricas de Rondônia SA - CERON ANEEL 005/2001 number, in accordance with Decree number 8,461 of June 2, 2015, Order of the National Electric Energy Agency number 3,540 of October 20, 2015, Provisional Measure 706/2015 of December 28, 2015, MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL Resolution, since are met, before the signing of the Additive Term to the concession contract distribution of electricity, the following conditions: (i) adoption of immediate measures for transfer of the controlling interest of that Distributor to the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; (ii) adoption of immediate measures for subscription and integralization, in national currency for capitalization by the Federal Government as capital needs described on Item 2.1.3 of this Management Proposal, directly into the referred Distribution Company, by assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976 and Decree 1,091 / 1994, in the necessary amount to meet the goals required by ANEEL to the transfer of shareholding control of the Distributor and for full settlement of the debt with Eletrobras; and (iii) solving the issue of over-contracting, as it is a systemic nature problem in the distribution sector, under discussion by the various players in the industry (ABRADDE, ANEEL, MME), otherwise this distributor cannot achieve sustainability goals economic and financial in 2017 and 2018.

The Company's management believes that, in the event of non-compliance of the above conditions, the concession of Ceron should not be extended, and in this case, it must be transferred the controlling interest in that company until December 31, 2017, under §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public  services of the respective distributor, keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras.

Boa Vista Energia:

Extend the concession of subsidiary Boa Vista Energia S.A. ANEEL number 021/2001, in accordance with Decree number 8,461 of June 2, 2015, ANEEL Ordinance number 3,540 of October 20, 2015, Provisional Measure No. 706 / 2015 December 28, 2015, the MME Ordinance without number of December 28, 2015 and the contractual instrument draft released by ANEEL, since are met, before the signing of the Additive Term to the concession contract distribution of electricity, the following conditions: (i) adoption of immediate measures for transfer of the controlling interest of that Distributor to the end of 2017, pursuant to Law 9,491 of September 9, 1997 and its regulations; and (ii) adoption of immediate measures for subscription and integralization, in national currency for capitalization by the Federal Government, as capital needs described on Item 2.1,3 of this Management Proposal, directly into the referred Distribution Company, by assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976 and Decree 1,091/1994, in the necessary amount to meet the goals required by ANEEL to the transfer of Shareholding Control of Distributor and also for debt with Eletrobras full settlement;.

The Company's management believes that, in the event of non-compliance of the above conditions, the concession of Boa Vista Energia should not be extended, and in this case, it must be transferred the controlling interest in that company until December 31, 2017, under §1ª-A of Article 8 of Law 12.783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly from the Federal Government, or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public  services of the respective distributor, keeping the economic and financial balance of the Distributor without any injection of funds, in any way, by Eletrobras.

The Management report that do not consider viable the signing of the Additive Term to electric energy distribution concession contracts, of any Distribution Company, without meeting the conditions explained above.

Nevertheless, considering the sovereign decision of the General Shareholders' Meeting, it is important to clarify that shareholders can decide on the extension of any concession without answering any condition, without prejudice to the opinion of the admins. However, it is important to clarify that, if approved the extension of any concession under any conditions that must be met prior to the signing of the Additive Term, whether this condition scheduled in this Administration Proposal or other(s) approved by the General Shareholders' Meeting, in not being these conditions fully implemented by the execution date of its Additive Term, the Company cannot sign them, since these instruments are standardized by Aneel and do not accept signature under suspensive conditions. In this regard, the approval by the shareholders of extension granted on condition not timely made, before the signing of Additive Term, have the effect of non-approval.

2.2.  Composition of Eletrobras Board of Directors:

Item 12 of the Agenda

Because adviser resignation elected by cumulative voting system to elect the members of the Board, and to appoint among the elected members, its President:

The Company's Bylaws, in its Article 17 says that the Board of Directors shall consist of ten (10) members, including: (i) 6 (six) members appointed by the Ministry of Mines and Energy; (ii) 1 (one) member appointed by the Ministry of State for Planning, Budget and Management; (iii) 1 (one) member elected by the minority stock holders with voting rights; (iv) 1 (one) member elected by the holders of preferred shares, representing at least 10% (ten percent) of the Company's share capital by means of a separate vote, according to the Law of Corporations ; and (v) 1 (one) member elected by the Company's employees in procedure specifically made for this purpose in accordance with current legislation.

The Company's Bylaws, in its Article 17 provides that the term of office of members of the Board of Directors shall be one (01) year, reelection allowed.

On April 29, 2016, at the 56th Annual General Meeting of the Company, were elected to its Board of Directors:

• 01 (one) member, in a separate vote by minority shareholders with voting rights, according to Article 17, III, of the Company's Bylaws;

• 07 (seven) members, the multiple voting system; and

• mandate extension of one (01) member elected as a representative of employees under Article 17 V of the Company's Bylaws.

It was not filled at the Annual General Meeting of April 29, 2016, the expected vacancy in Article 17, IV, of the Company's Bylaws, to elect, separately, by the holders of preferred shares that represent at least ten percent of the share capital.

Any substitute for effective members were not elected in that meeting.

After this Assembly, Mr. Luiz Eduardo Barata, elected through the multiple vote system resigned to his term of office as councilor of the administration of the Company. Therefore, per force of Article 141, paragraph 3 of the Law of Business Corporations and in the terms of the precedents issued by the Collegiate of CVM, the resignation of the councilor elected by way of the multiple vote process, when there is no deputy, leads to the need of a new election for all the members of the Board of Directors elected through the multiple vote system, in the first General Assembly convened by the company following the date of resignation.

Thus, considering the resignation of Mr. Luiz Eduardo Barata, and not fill the expected vacancy in Article 17, IV of the Company's Bylaws, the holders of preferred shares that represent at least 10% (ten percent) of the capital social entitled to the Company's voting shall be elected at the Extraordinary General Meeting hereby called:

(i) 7 (seven) members of the Board of Directors, to replace and complement the mandates of those directors elected at the 56th Annual General Meeting solely by the multiple vote system26, and

(ii) 1 (one) Board of Directors member in a separate election, to fill one vacancy not filled by holders of preferred shares representing at least ten percent of the social capital, as per Article 17, IV of the Eletrobras Bylaws.

The Extraordinary General Meeting shall consider the situation of candidates to be elected to the Board of Directors at the referred Meeting hereby called on the existence of any impediments, pursuant to Article 147, third paragraph, of the Law of Corporations and Article 23 Company's Bylaws. Without prejudice, it will be up to the members appointed to the Board of Directors provide express declaration of clearance prior to his election or, if prevented, declare it to be assessed by the Extraordinary General Meeting, if possible his discharge under the Law of Corporations and the Company's Bylaws.

Considering the election of members to the Board of Directors, the information about the candidates appointed or supported by the Management or by the controlling shareholders, in the terms of items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, are in attachment in Annex 13 (Board of Directors) to this document.

In the terms of Circular Official Notice/CVM/SEP/No.02/2016, the possible scenarios for election of members to the Board of Directors are available in Annex 14 to this document.

Brasilia, June 29, 2016.

Wagner Bittencourt de Oliveira

President of the Board of Directors

26Guarded, so in line with the understanding emanated by the CVM Board in similar situations, the mandates of the directors elected in separate polls, except in case of declaration of his absence (not waived) and consequent removal, in which case be carried out will be appreciated the new election also to those members, as indicated in this Management Proposal.

ANNEXES - List of documents available to shareholders

All documents in connection with the topic to be deliberated on by the 165th General Shareholder Meeting are available for shareholders at the Company website (http://www.eletrobras.com/elb/age/), according to the list below:

1.    Law 13,299 of June 21, 2016 and Provisional Measure 735 of June 22, 2016;

2.    Ordinance number 8,461, of June 02, 2015;

3.    Deloitte Assessment Report of June 10, 2016;

3.A. Amendment Deloitte Assessment Report of June 10, 2016

4.    Draft of the Additive Term to the Distribution Concession Contract;

5.    ANEEL Technical Notes numbers 335/2015, 175/2015 and 037/2016-SRD;

6.    Technical Notes prepared by the Distribution Companies;

6.A Amendment Technical Notes Distribution of Amazonas Energia and Boa Vista

7.    Decision for Approval of Extension of Concession by Distribution Companies;

7.A New decision for Approval of Extension of Concession by Amazonas Energia and Boa Vista Energia

8.    Technical Note by the Distribution Department of Eletrobras - number DD 003/2016;

8.A. Technical Note by the Distribution Department of Eletrobras – number DD 004/2016;

9.    Memorandum PGG number 114/2016 – Analysis of Governance Issues;

10.  Technical Note of the Eletrobras Work Group 086/2016 06.13.2016

11.  Analyses of article 8 of CVM Instruction 481/2009 for each Distribution Company;

12.  Opinion Statement of the Eletrobras Legal Superintendence;

13.  Important information related to the candidates to the Board of Directors appointed by the controlling shareholders;

14.  Scenarios for election of members to the Company Board of Directors.

The Company, through its Department of Investor Relations, on telephone numbers (+55)(21)2514-6333 or (+55)(21)2514-6331 and invest@eletrobras.com are available for further clarifications deemed necessary about the 165th Shareholders Assembly.

Brasilia, June 29, 2016.

Wagner Bittencourt de Oliveira

President of the Board of Directors

Annex 13

Information on candidates to the Board of Directors nominated by controlling shareholders

Election of the members to comprise the Eletrobras Board of Directors, in substitution to the members elected at the 56th General Shareholders Meeting of the Company through the multiple vote system, whose terms of office expire on the date of the General Shareholders Meeting to be held in 2017, will take place at the Extraordinary General Meeting, convened for July 22, 2016.

Below information is provided about the candidates nominated or supported by Management or by controlling shareholders, in the terms of items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller
Independent member What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

Vicente Falconi Campos	09/30/1940	BOARD OF DIRECTORS	07/22/2016	Until the next General Shareholders Meeting in 2017.
000.232.216-15	ENGINEER	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS	-	YES
NO	Not applicable	CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS, IF ELECTED BY THE 165th EXTRAORDINARY GENERAL MEETING, WITH TERM OF OFFICE until the next General Shareholding Meeting in 2017.
Not applicable
Professional experience / Statement of eventual sentences

Mr. Vicente Falconi Campos is founder, partner and Chairman of the Board of Directors of FALCONI – Consultores de Resultado, one of the largest management consulting companies in Brazil. He was a member of the 2001 Energy Crisis Management Chamber and Management Committee. He is a consultant for the Brazilian Federal Government as well as for several State and City Government entities and for major Brazilian companies, such as the Gerdau Group, VALE, AMIL (United Health), PETROBRAS, B2W, among others. He graduated in Engineering in 1963 from the Federal University of Minas Gerais (UFMG) and holds Masters PhD degrees in Engineering from the US Colorado School of Mines. He is professor emeritus at UFMG. He was decorated by the Order of Rio Branco for services to the nation. He was chosen by the American Society for Quality Control as one of the ’21 voices of the 21st century’. He is a member of the Board of Directors of AmBev (American Beverage Company), a publicly traded company since 1997. He currently serves as a member of INDG (Institutional Council for Management Development), whose primary activity is to develop and broadcast methods and management techniques aimed at achieving results in private and public organizations. He is also the Council President of ISMART (Social Institute to Motivate, Support and Recognize Talents), a private, non-profit company, which identifies young talents with low-income, and grants them scholarships. He is also a member of the Consulting Board of the Zerrenner Foundation, whose primary activity is to offer free health and education assistance. He is a member of the Board of Directors of BRF S.A., a company involved in producing and selling food. He has held board member positions at Vigor Alimentos S.A., a Brazilian milk company (from 2012 to 2013), at Qualicorp S.A. (from 2012 to 2014), and at Cyela Brazil Realty S.A. Empreendimentos e Participações (from 2012 to 2013).

Eletrobras has no knowledge of Mr. Vicente Falconi Campos’ participation in other publicly traded companies and third sector organizations, in addition to those mentioned above.

Eletrobras has no knowledge of the existence, in the past five (05) years, of civil, criminal or administrative convictions carried on trial, including ones that would prevent Mr. Vicente Falconi Campos from exercising professional or commercial activities of any kind.

Mr. Vicente Falconi Campos is not considered a Politically Exposed Person as per CVM instruction n.o 301.*

* Clarification: a politically exposed person is a person who currently holds, or has held in the last five years, a position, or who currently has, or has had in the last five years, a job or public activities in Brazil or other countries, as well as his/her family members and other people from his/her close relationships. This includes offices, positions or public activities of leaders of political parties. As ‘family members’, the CVM Instruction considers relatives in direct line, up to the first degree, as well as spouses, stepchildren or partners.

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

The Company’s candidates for managers have no marital relations, stable union or kinship to the second degree among themselves or with the managers or controllers of the Company’s holding and subsidiaries, direct or indirectly.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There are no subordination, or controlling relationships between the candidates for managers and the subsidiaries, the holding and others.

There are, however, regarding the provision of consulting services between Mr. Vicente Falconi Campos with subsidiary Chesf, which are still in progress, on this date, with completion scheduled for August 31, 2018.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

MAURÍCIO MUNIZ BARRETTO DE CARVALHO	06/28/1958	BOARD OF DIRECTORS	04/29/2016	Until the next GSM in 2017.
042.067.418-75	ADMINISTRATOR	MEMBER OF THE BOARD OF DIRECTORS	04/29/2016	SIMYES
NO	03	PRESIDENT OF THE COMPENSATION AND PEOPLE MANAGEMENT COMMITTEE, MATERIALS, SERVICES AND OTHERS

100% ATTENDANCE IN BOARD OF DIRECTORS MEETINGS DURING TERM OF OFFICE¹

¹This percentage considers all meetings called during the Councilor’s term of office, starting at the 2015 AGO to date .

Number of Board of Directors meetings in the Councilor’s term of office, starting at the 2015 AGO to date : 31

100% OF THE MEETINGS OF THE COMPENSATION AND PEOPLE MANAGEMENT COMMITTEE, MATERIALS, SERVICES AND OTHERS, DURING THE TERM OF OFFICE.²

² This percentage considers all meetings called during the term of office of the respective member of the Committee for Compensation and People Management, Materials, Services and Others.

Number of meetings of the Committee for Compensation and People Management, Materials, Services and Others no período do mandato do Conselheiro, in the Councilor’s term of office, starting at the 2015 AGO to date: 3.

Professional experience / Statement of eventual sentences

Mr. Maurício Muniz was appointed Secretary of the Growth Acceleration Program, in May 2011, he has a Masters in in Public Administration and Urban Planning, by Fundação Getúlio Vargas - FGV; gradua in Public Administration, also by FGV. He was the director of the National School of Public Administration - ENAP, in the areas of Administration and Finances and of Management and Worker Development, between 1999 and 2002. In 2003, he took on the Department of Monitoring, Assessment, Audit and Qualification of the Ministry of Education and, later, the Department of Programs for Educational Inclusion of the same agency. He was Special Advisor to the Office of the President of the Republic, between 2003 and 2004, when he became Deputy Head of Articulation and Monitoring of the Cabinet of the President of the Republic, responsible for articulating government actions and monitoring strategic projects, in particular the Growth Acceleration Program (Programa de Aceleração do Crescimento – PAC), he is a member of the Board of Directors at Norte Energia S.A.

Eletrobras is not aware that Mr. Maurício Muniz participates in other listed companies, nor in organizations of the third sector.

Eletrobras has no knowledge of the existence, in the last 05 (five) years, of court sentences, including any that might prevent Mr. Maurício Muniz from undertaking any sort of professional or commercial activity.

Mr. Maurício Muniz is considered a Politically Exposed Person in the terms of CVM Instruction 301/1999, as amended (“CVM Instruction 301”) for holding the role of Secretary of the Growth Acceleration Program of the Ministry of State for Budget, Planning and Management.

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

There are no marital relations, stable unions or of kinship to the second-degree of the candidates to administrators to the Company, with each other and, with the administrators or controllers of subsidiaries or controlling entities, direct or indirect, of the Company.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There are no relations of subordination, provision of services or control between candidates to administrators and subsidiaries, controller companies or others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

WILSON FERREIRA JUNIOR	05/03/1959	BOARD OF DIRECTORS	07/22/2016	Until next GSM on 2017.
012.217.298-10	ELECTRICAL ENGINEER	BOARD OF EFFECTIVE MEMBER AND CHIEF EXECUTIVE OFFICER
NO	--	CHIEF EXECUTIVE OFFICER OF THE COMPANY, IF ELECTED BY 165 AGE WITH TERM OF OFFICE OF 03 YEARS
Not Applicable
Professional experience / Statement of eventual sentences

Mr. Mr. Wilson Ferreira Junior is Administrator and Electrical Engineer from Universidade Mackenzie. Wilson Ferreira Junior began his career as engineer at Companhia Energética de Sao Paulo (CESP), reaching the position of Distribution Director. He was President of Rio Grande Energia, in 1998. In 2000, became president of CPFL and, from 2002, the holding company CPFL Energia S.A. Currently holds the position of Chairman of the Board of Directors of CPFL Renewables. It is also a member of the Board of Directors of WEG Group, an open capital Company. Mr. Wilson also participates in the councils of ABDIB (Brazilian Association of Infrastructure and Basic Industries), ONS (National System Operator), MBC (Brazil Competitive Movement) and Board of Trustees FNQ (National Quality Foundation).

Eletrobras has no knowledge of the participation of Mr. Wilson Ferreira Junior in other listed companies, either in third sector organizations in addition to those mentioned above.

Eletrobras has no knowledge of the past five (05) years of civil convictions, criminal or administrative carried on trial, including to prevent Mr. Wilson Ferreira Junior exercising professional or commercial activity.

Mr. Wilson Ferreira Junior is not considered Politically Exposed Person in accordance with CVM Instruction 301

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

There are no marital relations, stable unions or of kinship to the second-degree of the candidates to administrators to the Company, with each other and, with the administrators or controllers of subsidiaries or controlling entities, direct or indirect, of the Company.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There is no subordination relationships, rendering of services or control between the candidates for managers and subsidiaries, controlling shareholders and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

WALTER MALIENI JUNIOR	11/13/1969	BOARD OF DIRECTORS	04/29/2016	Until the next GSM in 2017.
117.718.468-01	Economist	MEMBER OF THE BOARD OF DIRECTORS	04/29/2016	YES
NO	01	MEMBER OF THE AUDIT AND RISKS COMMITTEE

100% ATTENDANCE IN BOARD OF DIRECTORS MEETINGS DURING TERM OF OFFICE¹

¹This percentage considers all meetings called during the Councilor’s term of office from election to date.

Number of Board of Directors meetings in the Councilor’s term of office, to date: 22.

100% of the meetings of the COAUD committee during the term of office ²

² This percentage considers the term of office of the respective member of the Audit and Risks Committee.

Number of meetings of the Audit and Risks Committee – COAUD – from election to date: 2

Professional experience / Statement of eventual sentences

Mr. Walter Malieni Junior is a graduate in Economic Sciences by Universidade Mackenzie concluded in 1992, MBA in Capital Markets and Finances by IBMEC concluded in 1995, Post-Graduation in General Executive Qualification by USP concluded in 1996, University Extension in Strategic Business Management by Fundação Getúlio Vargas concluded in 1999, Masters in Business Administration by Universidade Mackenzie concluded in 2003, University Extension in Mergers and Acquisitions by Fundação Getúlio Vargas concluded in 2008 and Participation in Executive Session for the Banco do Brasil in the Digital Transformation of Business Program by the Massachusetts Institute of Technology in 2014. Mr. Walter Malieni Junior was State Superintended for the state of Rio de Janeiro of Banco do Brasil between January and December 2000, Commercial Manager between January 2001 and March 2003 and Statutory Commercial Director between April 2003 and October 2006 of Companhia de Seguros Aliança do Brasil, Commercial Superintendent between November 2006 and May 2009, Director of Credit May 2009 to January 2012, Director of Distribution in São Paulo between February 2012 and December 2012 and since January 2013, holds the role of vice-president of Internal Controls and Risk Management of Banco do Brasil. In addition to Eletrobras, Mr. Walter Malieni Junior is also a member of the Board of Directors of BBDTVM.

Eletrobras has no knowledge of the existence, in the last 05 (five) years, of court sentences, including any that might prevent Mr. Walter Malieni Junior from undertaking any sort of professional or commercial activity.

Mr. Walter Malieni Junior is considered a Politically Exposed Person in the terms of CVM Instruction 301/1999, as amended (“CVM Instruction 301”) for holding the role of Vice-President of Banco do Brasil S.A.

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

There are no marital relations, stable unions or of kinship to the second-degree of the candidates to administrators to the Company, with each other and, with the administrators or controllers of subsidiaries or controlling entities, direct or indirect, of the Company.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There are no relations of subordination, provision of services or control between candidates to administrators and subsidiaries, controller companies or others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

SAMUEL ASSAYAG HANAN	07/19/1947	BOARD OF DIRECTORS	04/29/2016	Until the next GSM in 2017.
199.540.857-34	ENGINEER	MEMBER OF THE BOARD OF DIRECTORS	04/29/2016	YES
NO	01	MEMBER OF THE AUDIT AND RISKS COMMITTEE

100% ATTENDANCE IN BOARD OF DIRECTORS MEETINGS DURING TERM OF OFFICE¹

¹This percentage considers all meetings called during the Councilor’s term of office from election to date.

Number of Board of Directors meetings in the Councilor’s term of office, to date: 22.

100% of the meetings of the COAUD committee during the term of office ²

² This percentage considers the term of office of the respective member of the Audit and Risks Committee.

Number of meetings of the Audit and Risks Committee – COAUD – from election to date: 2

Professional experience / Statement of eventual sentences

Mr. Samuel Assayag Hanan is an engineering graduate by the Universidade Federal Fluminense. Mr. Samuel Assayag Hanan was Director of the Economic Area of the Instituto Brasileiro de Siderurgia between 1970 and 1971, Director of Companhia Industrial Amazonense (CIA) between 1971 and 1973, President of the Companhia Estanífera do Brasil (CESBRA) between 1974 and 1977, President of Brascan Recursos Naturais S.A. between 1977 and 1982, Executive Vice-President of British Petroleum Co. in Brazil between 1982 and 1987, President of Parapanema S.A. Mineração, Indústria e Construção between 1987 and 1994, Secretary of State of Industry, Commerce and Tourism of Amazonas between 1995 and 1998, Secretary of State for Treasury of Amazonas between 1995 and 1998 and Vice-Governor of the State of Amazonas between 1999 and 2002. Mr. Samuel Assayag Hanan, was also President of the National Employer’s Union of Industry of the State of Amazonas, Director of the Associação Brasileira dos Mineradores de Ouro (ABRAMO), Counselor of Instituto Brasileiro de Mineração (IBRAM), Vice-President of the Associação Comercial e Agro-Pastoril de Volta Redonda/RJ, Counselor of the Federation of Industries of the State of Rio de Janeiro (FIRJAM), Counselor and Member of the Council of the Environment of the Federation of Industries of the State of São Paulo (FIESP), President of the Brazil-Canada Chamber of Commerce, Member of the Higher Council of Mines of the Ministry of Mines and Energy, Official Representative of the Brazilian Government in the Brazilian Association of Tin Producing Countries (ATPC) for over ten years and Member Representative of the Brazilian Private Sector in the International Prices Council (steel mills).

Eletrobras is not aware that Mr. Samuel Assayag Hanan participates in other listed companies, nor in organizations of the third sector.

Eletrobras has no knowledge of the existence, in the last 05 (five) years, of court sentences, including any that might prevent Mr. Samuel Assayag Hanan from undertaking any sort of professional or commercial activity.

Mr. Samuel Assayag Hanan is not considered a Politically Exposed Person in the terms of CVM Instruction 301/1999, as amended (“CVM Instruction 301”).

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

There are no marital relations, stable unions or of kinship to the second-degree of the candidates to administrators to the Company, with each other and, with the administrators or controllers of subsidiaries or controlling entities, direct or indirect, of the Company.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There are no relations of subordination, provision of services or control between candidates to administrators and subsidiaries, controller companies or others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

GUSTAVO GONÇALVES MANFRIM	12/30/1980	BOARD OF DIRECTORS	04/29/2016	Até a próxima AGO em 2017.
291.397.258-63	Economist	MEMBER OF THE BOARD OF DIRECTORS	04/29/2016	YES
NO	N/A	NOT OCCUPY OTHER POSITIONS IN ELETROBRAS.
Not Applicable
Professional experience / Statement of eventual sentences

Mr. Gustavo Manfrim is economist from the University of São Paulo, with a Master Degree in Economics from the Santa Catarina Federal Univerisity and an MBA in Finance from IBMEC. Mr. Gustavo Manfrim is Financing and Control Analyst of the National Treasury, Ministry of Finance, since 2007. He is currently the head of industry affairs sector, dealing with issues related to electric energy and oil sectors.

Eletrobras has no knowledge of the participation of Mr. Gustavo Gonçalves Manfrim in other publicly-held companies, either in third sector organizations.

Eletrobras has no knowledge of the past five 05 (five) years of civil convictions, criminal or administrative carried on trial, including to prevent Mr. Gustavo Gonçalves Manfrim to exercise professional or commercial activity.

Mr. Gustavo Manfrim is not considered Politically Exposed Person as the definition of CVM Instruction 301.

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

There are no marital relations, stable unions or of kinship to the second-degree of the candidates to administrators to the Company, with each other and, with the administrators or controllers of subsidiaries or controlling entities, direct or indirect, of the Company.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There are no relations of subordination, provision of services or control between candidates to administrators and subsidiaries, controller companies or others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What is the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

RODRIGO PEREIRA DE MELLO	XX-01/14/1970	BOARD OF DIRECTORS	07/22/2016	Until the next General Shareholders Meeting in 2017.
505.886.211-53	Lawyer	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS	-	YES
NO	Not applicable	Not applicable
Not applicable
Professional experience / Statement of eventual sentences

Mr. Rodrigo Pereira de Mello is a lawyer. He has a Masters degree in Law from the State University of São Paulo and is currently obtaining his PhD from the University of Salamanca and from the University of Brasília. Rodrigo Pereira de Mello is a professor at UniCEUB (Unified Education Center of Brasília) and IDP (Public Law Institute of Brasília). He has held the position of Attorney of the National Treasury of the secondary category from August 10th, 1993, to May 14th, 2009. He currently serves as the Chief of Staff to the Minister of Mines and Energy.

Eletrobras has no knowledge of Mr. Rodrigo Pereira de Mello’ participation in other publicly traded companies and third sector organizations, in addition to those mentioned above.

Eletrobras has no knowledge of the existence, in the past five (05) years, of civil, criminal or administrative convictions carried on trial, including ones that would prevent Mr. Rodrigo Pereira de Mello from exercising professional or commercial activities of any kind.

Mr. Rodrigo Pereira de Mello is not considered a Politically Exposed Person as per CVM instruction n.[o] 301, for he also holds the position of Chief of Staff to the Minister of Mines and Energy.*

* Clarification: a politically exposed person is a person who currently holds, or has held in the last five years, a position, or who currently has, or has had in the last five years, a job or public activities in Brazil or other countries, as well as his/her family members and other people from his/her close relationships. This includes offices, positions or public activities of leaders of political parties. As ‘family members’, the CVM Instruction considers relatives in direct line, up to the first degree, as well as spouses, stepchildren or partners.

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

The Company’s candidates for managers have no marital relations, stable union or kinship to the second degree among themselves or with the managers or controllers of the Company’s holding and subsidiaries, direct or indirectly.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There is no subordination, service rendering or controlling relationship between the candidates for managers and the subsidiaries, the holding and others.

Annex 14

Scenarios for election of members to the Company Board of Directors

In line with the best practices in corporate governance, this company hereby clarifies the rules and possible scenarios were election of members to the Board of Directors by non-controlling shareholders, as follows:

1.           Nomination of Candidates by Non-Controlling Shareholder’s:

Shareholders interested in nominating candidates to the Company Board of Directors are requested to do so, preferably, in up to 3 (three) working days before the date of the Extraordinary General Meeting, convened for July 22, 2016, using the written notice through a letter sent to the Departamento de Relações com Investidores – DFR, Divisão de Atendimento ao Mercado – DFRM, at Av. Presidente Vargas, n° 409 – 9th floor, in the city of Rio de Janeiro, RJ, containing the full name and qualification of the candidate, as well as any other information required by CVM Instruction 481.

Additionally, shareholders are requested to submit the nomination of the member to the Board of Directors in the terms above to, at the same time, in addition to the information required for the nomination, submit copy of the declaration, on the candidate, object of Article 2 of CVM Instruction no. 367, of May 29, 2002, or declare having obtained from the respective candidate the information that he/she is capable of signing this instrument, and indicating any eventual caveats.

Candidates must fill the requirements established in the Law of Business Corporations and by the Company By-Laws in order to be elected to the role of member of the Company Board of Directors.

In addition, the candidate will have to make a explicit declaration, before the respective election, of not having any impediments for the election to the role of member of the company Board of Directors , in the terms of Article 147, paragraph three, of the Law of Business Corporations and/or Article 23 of the Company By-Laws or, in the event of there being impediment(s), inform them for the purpose of evaluating a possible waiver by the Extraordinary General Meeting. If said candidate is not in attendance at the Extraordinary General Assembly, shareholders nominating the candidate must declare they have obtained from the candidate information that they are in conditions of signing said instrument, advising on possible caveats, and taking on responsibility, in the terms of the law, for the statement.

Information relative to the candidates nominated by shareholders are disclosed by the Company in category “Notice to Shareholders”, made available at the Company website (www.eletrobras.com/elb/ri) and that of CVM (www.cvm.gov.br) in up to 2 (two) business days after receiving the official nomination by letter.

Notwithstanding the above mentioned timeframe, shareholders can present candidates to member of the Board of Directors during the Assembly, with these nominations being made together with the necessary documents and information above set out to be made available to all shareholders and attendance.

2.           Board of Directors:

2.1. Number and Term of Office of Members of the Board of Directors:

The Company By-Laws, in Article 17, established the Board of Directors will be comprised of 10 (ten) members, to wit: (i) 06 (six) members nominated by the Ministry of State of Mines and Energy; (ii) 01 (one) member nominated by the Ministry of State Planning, Budget and Management; (iii) 01 (one) member elected by the minority interest shareholders holders of shares with right to vote, in a separate vote process; (iv) 01 (one) member elected by shareholders holders of preferential shares, representing, as a minimum, 10% (ten per cent) of the Company social capital, in a separate vote process; and (v) 01

(one) member elected by the Company employees, in a procedure specifically carried out for this purpose, in compliance with the current legislation.

The Company By-Laws, in Article 17, establishes that the term of office of the members of the Company Board of Directors will be of 01 (one) year, with reelection allowed.

On April 29, 2016, at the 56th General Shareholders Meeting of the Company, the following were elected to comprise its Board of Directors:

•       01 (one) member, in separate vote by minority interest shareholders with shares entitled to vote, as per Article 17, III, of the Company By-Laws;

•       07 (seven) members, through the multiple vote system; and

•       Extension of the term of office of 01 (one) member elected as representative of the employees, in the terms of Article 17, V, of the Company By-Laws.

At the General Shareholders Meeting of April 29, 2016, the opening established in Article 17, IV, of the Company By-Laws, for separate election by the shareholders of preferential shares representing, as a minimum, 10% of the equity capital was not filled.

In the above-mentioned meeting, no deputies were elected for the actual councilors.

However, Mr. Luiz Eduardo Barata, elected through the multiple vote system resigned to his term of office as councilor of the administration of the Company. Therefore, per force of Article 141, paragraph 3 of the Law of Business Corporations and in the terms of the precedents issued by the Collegiate of CVM, the resignation of the councilor elected by way of the multiple vote process, when there is no deputy, leads to the need of a new election for all the members of the Board of Directors elected through the multiple vote system, in the first General Meeting convened by the company following the date of resignation.

So, considering the resignation of Mr. Luiz Eduardo Barata, and the opening left unfilled set out in Article 17, IV of the Company By-Laws, by the holders of preferential shares representing, as a minimum, 10% (ten percent) of the Company social capital with right to vote, the following must be elected in the Extraordinary General Meeting herein convened:

(i)            07 (seven) members of the Board of Directors, to replace and supplement of the terms of office of the councilors elected at the 56th General Shareholders Meeting exclusively through the multiple vote system, and

(ii)           01 (one) member of the Board of Directors, in separate election, to fill 1 opening not filled in by the holders of preferential shares representing, as a minimum, 10% of the equity capital, as determined in Article 17, IV, of the Eletrobras By-Laws.

The term of office of the Board of Directors counselors elected in the 56th General Shareholder Meeting, held on April 29, 2016 and in the Extraordinary General Meeting convened July 22, 2016, will remain in force until the General Shareholder Meeting to be held in 2017.

The Company further emphasizes that, regardless of its endeavor to fill in all the openings in its Board of Directors, based on the technical opinion of the Superintendence of Corporate Relations of CVM, issued within the scope of CVM process no. RJ2015/4451, if the shareholders do not elect a sufficient number of members to fill the number of vacancies established in the Company Bylaws for the Board of

Directors, the nomination of additional candidates by any shareholder in order to fill in the remaining openings will not be admitted.

2.2. Elections by Non-Controlling Shareholder:

In so far as concerns the scenarios and rules complied with by non-controlling shareholder for the election of the counselor to act representative in the Board of Directors, the company clarifies the following:

2.2.1. Ownership of shares and representation at the Extraordinary General Meeting:

In the terms of paragraph six of Article 141 of the Law of Business Corporations, the right to elect members to the Board of Directors of the company, as per paragraph four of the Law of Business Corporations, is limited to shareholders with evidence of the uninterrupted shareholding interest required by paragraph four above mentioned for the minimum period of 3 (three) months immediately prior to the date of the General Shareholder Meeting.

2.2.2. Non-Controlling Shareholder’s Holders of Ordinary Shares:

2.2.2.1. Multiple Vote: Article 141 of the Law of Business Corporations

As established in Article 141 of the Law of Business Corporations and Articles 1 and 3 of CVM Instruction no. 165, of December 11, 1991, as amended, Shareholders representing a minimum of 5% (five percent) of the Company voting equity capital may require the adoption of the multiple vote process for election of the members to the Company Board of Directors.

In case of the multiple voting system be requested, the multiple vote procedure is applicable for the election of 07 (seven) members of the Board of Directors. Therefore, this does not include the members elected by way of the separate vote process (a) such as the Company employee representative; (b) by non-controlling shareholders with right to vote; and (c) by non-controlling shareholders of preferential shares.

Non-controlling shareholders who chose to, at the 56th General Shareholder Meeting, held on April 29, 2016, participate in separate election process for a member of the Board of Directors, in the terms of Article 17, III, of the Company By-Laws, or the non-controlling shareholders who choose to participate in a separate election process for a member of the Board of Directors, at this new General Shareholder Meeting herein convened, in the terms of item 2.2.2.2. below, will not be able to participate in the election via the multiple vote process with the same shares, if said process is requested, under the penalty of exerting their right to vote twice for a given share.

The adoption of this process must be required in up to 48 (forty-eight) hours in advance to the date of the General Shareholder Meeting convened for July 22, 2016.

2.2.2. Shareholders Holders of Preferential Shares:

Shareholders holders of preferential shares can elect, by simple majority, in a separate vote process, up to 01 (one) member of the Board of Directors, as long as said voting shareholders re-present, as a minimum, 10% (ten percent) of the total Company social capital. In the terms of Official Letter Notice/CVM/SEP/No.02/2016, for the purpose of calculation the percentage of 10% (ten percent), social total number of shares of the Company must be considered, excluded only those maintained in treasury.

In the same sense, as decided by the Honorable Collegiate of CVM in the records of the Administrative Proceeding CVM RJ2014/4375, the Company reiterates that for required quorum verification purposes will be considered only the ones held by preferred shareholders of the Company that are present at the General Meeting.

In the vote, in separate, to be made by the holders of preferential shares, controlling shareholders or entities directly or indirectly influenced by them are prohibited from participating.

In the terms of Official Letter Notice/CVM/SEP/No.02/2016, the impediment to vote is targeted to the shareholder who should evaluate whether his/her vote is, in any way, influenced by the controlling shareholder and, if they decide to vote in the separate election process, they must be able to present, on request after the Meeting, elements showing that there was no influence.

Also, are prohibited from voting for the position of holders of preferred shares, non-controlling shareholders who opted, at the 56th General Meeting of Shareholders held on April 29, 2016, to participate in the separate election process for a member of the Board of Directors, pursuant to article 17, III, of the Company's Bylaws, or the non-controlling shareholders who choose to participate in the election process by the multiple vote system, if this were to be asked, according to item 2.2.2.1, in this new Extraordinary General Meeting.

2.2.3. Joint Vote by Minority Interest Shareholders – Article 141, paragraph 5, Law of Business Corporations

The non-controlling shareholders holeders of preferred shares and non-controlling shareholders holders of common shares may not aggregate their shares to elect together 1 (one) member of the Board of Directors, since the non-controlling holders of common shares already have elected, based on Article 17, III of the Bylaws, one member of the Board of Directors.

2.3 Election Scenarios for the Company Board of Directors

Based on the assessment of the order of the day, management anticipates the following possible scenarios in so far as concern the election for the Company Board of Directors:

(A) General election to replace the members of the Board of Directors elected by the multiple vote process at the 56th General Shareholders Meeting

(B)

Separate election of a member of the Board of Directors by holders of preferred shares issued by the Company voting representing at least 10% (ten percent) of the total share capital of the Company (Article 17, IV of the Company Bylaws)

Scenario	Multiple vote process requested for replacement	Multiple vote process not requested for replacement	Yes	No
1	X		X
2	X		X
3	X			X
4	X			X

•         In the case of scenario 1, will not participate in the voting for general election ("A"), the multiple voting process, the shares whose votes are allocated to a separate vote ("B") and the shares whose votes have been allocated the separate election of the Board member elected at the 56th Annual General Meeting on April 29, 2016, according to Article 17, III, of the Company's Bylaws;

•         In the case of scenario 2, will not participate in the voting for general election ("A"), the multiple voting process, the shares whose votes are allocated to the separate election of the Board member elected at the 56th Annual General Meeting on April 29, 2016, according to Article 17, III, of the Company's Bylaws;

•         In the case of scenario 3, will not participate in the voting for general election ("A"), by a majority vote criteria, the shares whose votes are allocated to a separate vote ("B") and the shares whose votes were allocated the separate election of the Board member elected at the 56th Annual General Meeting on April 29, 2016, according to Article 17, III, of the Company's Bylaws;

•         In the case of scenario 4, will not participate in the voting for general election ("A"), by the majority criteria vote the shares whose votes were allocated to the separate election of the Board member elected at the 56th Annual General Meeting on April 29, 2016, according to Article 17, III, of the Company's Bylaws.

In any adoption scenario of multiple voting cumulated to a separate election case, if the final composition of the Board of Directors after the Extraordinary General Meeting called herein is such that (i) prevent compliance with the minimum information provided for in items I and II of Article 17 of the Company's Bylaws; and/or (ii) results in a composition that does not ensure the controlling shareholder indicating the majority of its members; then, in either case, the controlling shareholder will have the right but not the obligation, to elect directors in number such that to comply with the provisions of sections I and II of Article 17 of the Company's Bylaws and that is at least equal to those elected by the other shareholders plus one, regardless of the number of directors, according to the Bylaws, compose the body in accordance with Article 141, paragraph 7, of Corporation Law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.